UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Super Studios USA LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Texas

Date of organization
November 14, 2024

Physical address of issuer
4912 Kendlewood Avenue, McAllen, TX 78501

Website of issuer
www.superstudiosusa.com

Name of intermediary through which the Offering will be conducted
Jumpstart Mico Inc. D/B/A Issuance Express

CIK number of intermediary
0001664804

SEC file number of intermediary
00700008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Class A Membership Interests

Target number of Securities to be offered
20,000

Price (or method for determining price)
$0.50

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$2,000,000.00

Deadline to reach the target offering amount
May 8, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$5,750,070.72	N/A
Cash & Cash Equivalents	$71,698	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$71,698	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 22, 2025

FORM C

Up to $2,000,000.00

Super Studios USA LLC



Class A Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Super Studios USA LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class A Membership Interests of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $2,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Jumpstart Mico Inc. D/B/A Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive 7% of the amount raised in the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$10,000.00	$700.00	$9,300.00
Aggregate Maximum Offering Amount	$2,000,000.00	$140,000.00	$1,860,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at superstudiosusa.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less

than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 22, 2025.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY

APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.superstudiosusa.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Super Studios USA LLC (the "Company") is a Texas Limited Liability Company, formed on November 14, 2024.

The Company is located at 4912 Kendlewood Avenue, McAllen, TX 78501.

The Company's website is www.superstudiosusa.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Property

Property name	Address	Property type
Super Studios Mansfield	561 Easy Drive 563 Easy Drive 401 Hanks St. Mansfield, TX, 76063	Industrial Land for Development

The Business

Super Studios USA LLC is a company that will operate a film and television production studio, provide services to film and television productions, and that will manage the commercial real estate and residential mixed-use portions of the development.

The Offering

Minimum amount of Class A Membership Interests being offered	20,000
Total Class A Membership Interests outstanding after Offering (if minimum amount reached)	356,984,501
Maximum amount of Class A Membership Interests	4,000,000
Total Class A Membership Interests outstanding after Offering (if maximum amount reached)	360,964,501
Purchase price per Security	$0.50
Minimum investment amount per investor	$500.00
Offering deadline	May 8, 2026
Use of proceeds	See the description of the use of proceeds on page 32 hereof.
Voting Rights	See the description of the voting rights on page 39 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Texas on November 14, 2024. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Angel Gracia, Richard Judson, and Sandra Avila who are CEO and Chairman of the Board; CFO, Treasurer and Director; and COO, Secretary and

Director of the Company, respectively. The Company has or intends to enter into employment agreements with Angel Gracia, Richard Judson, and Sandra Avila although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Angel Gracia, Richard Judson, and Sandra Avila or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment. In addition, the Company may seek other financings beyond this Offering, including EB-5 immigrant investor financings and private placements under Regulation D. These financings are expected to involve the issuance of additional equity securities, including additional Class A Membership Interests and/or more newly created preferred classes of membership interests. Any such issuances could dilute the ownership of investors in this Offering and may grant new investors rights, preferences, or privileges that differ from, or are senior to, those of the Securities being sold in this Offering.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Angel Gracia, Richard Judson, and Sandra Avila in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Angel Gracia, Richard Judson, and Sandra Avila die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform

and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: if there is an unforeseen quarantine situation, our lease income will still be contractually bound, although the service income will decline or disappear until the quarantine is lifted. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Texas on November 14, 2024. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our future cash flow is dependent on the performance of our tenants.
We are subject to risks that financial distress, default or bankruptcy of our tenants may lead to vacancy at our properties or disruption in rent receipts as a result of partial payment or nonpayment of rent or that expiring leases may not be renewed. Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather or natural disaster, there can be no assurance that our tenants' level of sales and financial performance generally will not be adversely affected, which in turn, could negatively impact our rental revenues.

We depend on our anchor or major tenants and decisions made by these tenants, or adverse developments in the businesses of these tenants, could have a negative impact on us.
We have anchor or major tenants that generally occupy larger spaces, sometimes pay a significant portion of a property's total rent and often contribute to the success of other tenants by drawing customers to a property. The sound stages will have four to eight major tenants and our service revenues will be dependent on leasing to these tenants. If an anchor or major tenant closes, such closure could adversely affect the property even if the tenant continues to pay rent due to the loss of the anchor or major tenant's drawing power. Additionally, closure of an anchor or major tenant could result in lease terminations by, or reductions in rent from, other tenants if the other tenants' leases have co-tenancy clauses that permit cancellation or rent reduction if an anchor tenant closes.

As a result, in the event one or more anchor tenants were to leave, we cannot be sure that we would be able to quickly re-lease the vacant space on equivalent terms or at all. In addition, we may not be able to recover costs owed us by the closed tenant. In certain cases, co-tenancy issues can arise solely from the loss of one or more non-anchor tenants, and in other cases, some anchor and non-anchor tenants may be able to terminate their leases if they do not achieve defined sales levels. Any of these developments could have a negative impact on our business and results of operations.

Investors in the Company's property may finance their acquisition with mortgage financing.
Property demand is adversely affected by reduced availability of mortgage financing and factors that increase the upfront or monthly cost of financing a home such as increases in interest rates, insurance premiums, or limitations on mortgage interest deductibility. The recent decrease in the willingness and ability of lenders to make home mortgage loans, the tightening of lending standards, greater down payment requirements and the limitation of financing product options, have made it more difficult for homebuyers to obtain acceptable financing. Any substantial increase in short-term and/or long-term mortgage interest rates or unavailability of mortgage financing may adversely affect the ability of prospective buyers to obtain financing for the Company's property. A disruption in the credit markets and/or the curtailed availability of mortgage financing may adversely affect our business and results of operations.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.
As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in real estate services for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

Competition could limit our ability to operate our business profitably.
Super Studios USA LLC will compete with other similarly situated and better capitalized competitors to attract tenants. Our competitors' properties may be better quality, in a more desirable location or have leasing terms more favorable than we can provide. In addition, our ability to compete and generate favorable returns depends upon, among other factors, trends of the national and local economies, the financial condition and liquidity of current and prospective renters, availability and cost of capital, taxes and governmental regulations. Given our significant competition, we cannot assure you that it will be successful in developing/acquiring/ managing our properties in generating favorable returns, which would materially and adversely affect our business and results of operations.

The former decline in economic conditions and disruptions to markets could cause us to suffer operating losses, adversely affect our liquidity, and create other business problems for us.
The global and U.S. economies experienced significant declines in 2008 and 2009 from which they have not fully recovered. The real estate and other markets suffered unprecedented

disruptions, causing many major institutions to fail or require government intervention to avoid failure, which placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. While there have been indications of a partial recovery, we could experience significant losses, resulting primarily from significant provisions for credit losses and impairment charges resulting in substantial decreases in the net carrying value of our assets as a consequence of the difficult economic environment. Economic conditions or the real estate and other markets generally may not fully recover in the near term, in which case we could experience losses and write-downs of assets, and could face capital and liquidity constraints and other business challenges.

We are subject to risks that affect the retail environment, including adverse weather conditions and natural disasters, which could negatively affect consumer spending and adversely affect the sales of our retail tenants.
This could have an unfavorable effect on our operations and our ability to attract new retail tenants. For example, frequent or unusually intense inclement weather or natural disasters could prevent customers from reaching our tenants, reducing their profitability and harming our business. Similarly non-seasonal weather could inhibit our tenant’s ability to determine consumer demand, reducing their profitability and harming our business.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.
Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

We are subject to risks that affect the general retail environment.
Our properties are in the retail shopping center real estate market. This fact means that we are subject to factors that affect the retail environment generally, including the level of consumer spending and consumer confidence, unemployment rates, the threat of terrorism and increasing competition from discount retailers, outlet malls, retail websites and catalog companies. These factors could adversely affect the financial condition of our retail tenants and the willingness of retailers to lease space in our shopping centers.

Our business is dependent on perceptions by retailers and shoppers of the convenience and attractiveness of our retail properties, and our inability to maintain a positive perception may adversely affect our revenues.

We are dependent on perceptions by retailers or shoppers of the safety, convenience and attractiveness of our retail properties. If retailers and shoppers perceive competing retail properties and other retailing options to be more convenient or of a higher quality, our revenues may be adversely affected.

Our inability to enter into renewal or new leases with tenants on favorable terms or at all for all or a substantial portion of space that is subject to expiring leases would adversely affect our business.

Our properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed, or the tenant replaced. The terms of any renewal or replacement lease may be less favorable to us than the existing lease. We would be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms or at all. Additionally, we may not be able to lease our properties to an appropriate mix of tenants. Retail tenants may negotiate leases containing exclusive rights to sell particular types of merchandise or services within a particular retail property. These provisions may limit the number and types of prospective tenants for the vacant space in such properties.

Our dependence on third-party subcontractors and equipment and material providers could result in material shortages and project delays and could reduce our profits or result in project losses, which could adversely affect our business.

We rely on third-party subcontractors and equipment and material providers. For example, we procure equipment and construction materials as needed when engaged in large construction projects. To the extent that we cannot engage subcontractors or acquire equipment and materials at reasonable costs or if the amount we are required to pay for subcontractors or equipment exceeds our estimates, our ability to complete a construction project in a timely fashion or at a profit may be impaired. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials are needed, which may materially adversely affect us, including our results of operations and cash flow.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

We are susceptible to weather and natural disasters.
Our real estate operations are vulnerable to natural disasters, such as hurricanes, earthquakes, tsunamis, floods, fires, tornadoes and unusually heavy or prolonged rain, which could damage our real estate holdings and which could result in substantial repair or replacement costs to the extent not covered by insurance, a reduction in property values, or a loss of revenue, and could have an adverse effect on our ability to develop, lease and sell properties. The occurrence of natural disasters could also cause increases in property insurance rates and deductibles, which could reduce demand for, or increase the cost of owning or developing our properties.

Uninsured losses may adversely affect our business.
We, or in certain instances, tenants of our properties, carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, certain properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, we have elected to obtain insurance coverage for "certified acts of terrorism" as defined in the Terrorism Risk Insurance Act of 2002, as amended and reauthorized to date; however, our policies of insurance may not provide coverage for other acts of terrorism. Any losses from such other acts of terrorism might be uninsured. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

Under various federal, state or local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs.
These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or certain renovations or remodeling, the cost of which may be substantial for certain redevelopments and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with the ownership, operation and management of certain properties, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims. The properties at issue have been subjected to varying degrees of environmental assessment at various times. However, the identification of new areas of contamination, a change in the extent or known scope of contamination or changes in cleanup requirements could result in significant costs.

Inflation or deflation may adversely affect our results of operations and cash flows.
Increased inflation could have an adverse impact on interest rates, property management expenses and general and administrative expenses, as these costs could increase at a rate higher than our

rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

Increasing interest rates may adversely affect us.
Amounts outstanding under our credit agreements bear interest at variable interest rates. When interest rates increase, so will our interest costs, which could adversely affect our cash flow, our ability to pay principal and interest on our debt, our cost of refinancing our debt when it becomes. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties we acquire to the extent we utilize leverage for those acquisitions and may result in a reduction in our acquisitions. Interest rates may increase our cost of capital, including decreasing the amount of equity and debt we may be able to raise, increasing the extent of dilution from any equity offering we may make or increasing the costs to us for any such equity or debt offering.

The sale of the Property has not been consummated and our investment in the Property has not been finalized.
Although the seller has executed an agreement to sell the Property to the new owner/operator, the transaction has not closed and may fail to do so for a number of unforeseen reasons. If the sale does not take place, our investment in the new owner/operator of the Property will not be accepted and the proceeds from this Offering will be returned to potential investors without interest.

Market Fluctuations in Rental Rates and Occupancy Could Adversely Affect Our Operations.
As leases turn over, our ability to re-lease the space to existing or new tenants at rates equal to or greater than those realized historically may be impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing buildings prior to the expiration of their lease term), and the level of improvements which may be required at the property. We cannot be assured that the rental rates we obtain in the future will be equal to or greater than those obtained under existing contractual commitments. If we cannot lease all or substantially all of the expiring space at our properties promptly, or if the rental rates are significantly lower than expected, then our results of operations could be negatively impacted.

We are subject to risks inherent in the student housing industry, such as an annual leasing cycle and limited leasing period, which could adversely affect us.
We generally lease our properties for 11.5-month terms, and the related leases provide for 12 equal monthly payments of rent. Therefore, our properties must be entirely re-leased each year, exposing us to more leasing risk than property lessors that lease their properties for longer terms. Student housing properties are also typically leased during a limited leasing period that generally begins each October and ends in September of the following year. We are therefore highly dependent on the effectiveness of our marketing and leasing efforts and personnel during this leasing period. We will be subject to heightened leasing risk at properties under development and at properties we may acquire in the future due to our lack of experience leasing such properties. Any significant difficulty in leasing our properties would adversely affect our results of operations. Additionally, student-tenants may be more likely to default on their lease obligations during the summer months,

which could further reduce our revenues during this period. Although we typically require a student-tenant's lease obligations to be guaranteed by a parent, we may have to spend considerable effort and expense in pursuing payment upon a defaulted lease, and our efforts may not be successful.

We depend on tenants, and a bankruptcy, insolvency or inability to pay rent by any of these tenants could result in a decrease in our rental income, which could have an adverse effect on us.

The inability of a single significant tenant or multiple tenants to pay rent or the bankruptcy or insolvency of such tenant(s) may adversely affect the income produced by our properties. If any of these tenants were to experience a downturn in its business or a weakening of its financial condition resulting in its failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. In many cases, we may have made substantial initial investments in the applicable leases through tenant improvement allowances and other concessions that we may not be able to recover. Any such event could have an adverse effect on us and our results of operations.

The Property is encumbered by provisions of the lease and other pre-existing conditions.

The Property will be subject to the lease and other agreements or conditions such as easements, declarations, and restrictive covenants entered into by prior owners, which run with the land and apply to the Property post-acquisition and lease. These obligations apply to the owner, operator and tenant of the Property.

Our failure to effectively develop and operate mixed-use properties could have an adverse effect on us, including our cash flows, results of operations and growth prospects.

Our business strategy depends significantly on our ability to leverage our extensive experience in completing and operating large, complex, mixed-use projects. Our revenues depend significantly on our ability to develop and manage properties with both commercial and residential aspects and to integrate the two in a seamless ecosystem. In addition, we must attract and partner with state and local government agencies to undertake public/private development projects with us. Our ability to obtain new work depends on successful prior and existing projects. If we fail to maintain a track record of success, it could have a material adverse effect on our growth prospects.

Climate change may adversely impact our business.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of climate stress events. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in intense precipitation and extreme heat events, as well as tropical and non-tropical storms. We own buildings in coastal locations that may be particularly susceptible to climate stress events or adverse localized effects of climate change, such as sea-level rise and increased storm frequency or intensity. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our properties, disrupt our operations and negatively impact our financial performance. To the extent these events result in significant damage to or closure of one or more of our buildings, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. In addition, these events could result in significant expenses to restore or remediate a property, increases in fuel (or other energy) prices or a fuel shortage and increases in the costs of insurance if they result in significant loss of property or other insurable damage.

The Securities represent an investment in a single type of property in a single geographic location and are not a diversified investment.

The financial distress, default or bankruptcy of our tenants would have an adverse effect on our business.
The financial distress, default or bankruptcy of our tenants may also lead to protracted and expensive processes for retaking control of our properties than would otherwise be the case, including, eviction or other legal proceedings related to or resulting from the tenant's default. If a tenant files for bankruptcy protection it is possible that we would recover substantially less than the full value of our claims against the tenant. If our tenants do not perform their lease obligations; or we are unable to renew existing leases and promptly recapture and re-let or sell our properties; or if lease terms upon renewal or re-letting are less favorable than current or historical lease terms; or if the values of properties that we sell are adversely affected by market conditions; or if we incur significant costs or disruption related to or resulting from tenant financial distress, default or bankruptcy; then our cash flow could be significantly adversely affected.

Some of the properties will be significantly modified for use by specific tenants.
In order to accommodate certain tenants, we will modify or allow such tenants to modify the applicable property for such tenant's specific business use. If such tenant ceases to lease the property, the property will likely require significant alteration to appeal to a new tenant. Such alterations could be time consuming and costly and would result in increased capital expenditures and loss of rental income, which would adversely affect our business and results of operations. In addition, such alterations may decrease the overall value of the property in the event the property is sold.

If rents in our markets do not increase sufficiently to keep pace with rising costs of operations, our operating results will decline.
The success of our business model will substantially depend on conditions in the rental property market in our geographic markets. Our business depends on assumptions about, among other things, occupancy and rent levels. If those assumptions prove to be inaccurate, our operating results will be worse than expected.

Insurance held by the tenant may be insufficient to cover damage and/or losses.
Although we require our tenants to carry insurance, they may fail to do so or may carry insufficient insurance to cover all losses. In such a case, we may have to pay for replacements or repairs in order to restore the property to its prior condition. Due to the tenant's loss, they may not be able to indemnify or reimburse us for such expenses which could adversely affect our business and results of operations.

In certain circumstances, the tenant may assign their lease without our consent.

Certain leases allow the tenant to assign the lease to a third party under certain conditions without our consent. We may not approve of such a replacement tenant, and such tenant may not possess the required credentials of one of our tenants. Regardless, we must accept such assignee and the risk such tenant poses to our property and ability to collect rents necessary for our business.

Certain of our leases include restrictions on the sale of our properties to certain third parties, which could have an adverse effect on our business and results of operations.

Certain of our leases give the tenant a right of first refusal to purchase certain properties if we propose to sell those properties to a third party [or prohibit us from selling certain properties to a third party that is a competitor of the tenant]. The existence of such restrictions could hinder our ability to sell one or more of these properties, which could adversely affect our business and results of operations.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

Our management team has limited experience in our industry and has not faced the risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The inadequate management of our business will have a negative effect on our results of operations.

To date, we have not generated revenue and do not foresee generating any revenue in the near future.

We are a startup Company, and our business model currently focuses on developing, engineering, raising capital and building the project rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately September 30, 2025, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of a long track record, our limited number of properties, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our property developments, renovations or marketing efforts, any of which may materially harm our business and results of operations.

The Property has no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Property has generated no revenue since the date of our inception. Accordingly, the Property has no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We depend on third party service providers, suppliers and licensors in the development of the property.

In certain instances, we rely on single or limited-service providers and outsourcing vendors or subcontractors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in developing and maintaining the property, including construction delays, cost overruns and redesigns. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to execute our business plan and provide a return to our investors.

Our employees in California, Oregon, and Texas are unionized.

Although we consider our current relations with our employees to be satisfactory, if major work disruptions were to occur, our business could be adversely affected by, for instance, a loss of revenues, increased costs or reduced profitability. We have not experienced a material labor disruption in our recent history, but there can be no assurance that we will not experience a material labor disruption at one of our facilities in the future in the course of renegotiation of our labor arrangements or otherwise. In addition, many of the employees of our suppliers are represented by labor unions and under collective bargaining agreements. A work stoppage or strike at one of our properties or impacting a supplier of ours could have an adverse impact on us by disrupting our operations and ability to execute our business plan.

If we are unable to continue to maintain good relationships with our employees and prevent labor organizations from organizing groups of our employees, our operating costs could significantly increase, and our operational flexibility could be significantly reduced.

Despite continual organizing attempts by labor unions, other than the actors, and crews of our tenants, all of our U.S. employees have thus far chosen not to unionize. The U.S. Congress has, in the past, considered adopting changes in labor laws, however, that would make it easier for unions to organize units of our employees. Such legislation could prevent or alter our current method of operating and maintaining our properties. There is also the possibility that Congress could pass other labor legislation that could adversely affect us and any vendors or subcontractors, whose employees are governed by the National Labor Relations Act of 1935, as amended.

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.
Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our properties, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting our tenant's ability to conduct their businesses.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations and Markets.
There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity. The increase in the severity of thunderstorms, hail, tornados, and higher than expected solar radiation could raise our capital investment in our solar panels and increase our costs of operating our buildings.

Risks Related to the Securities

The Class A Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Class A LLC/Membership Interests may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class A Membership Interests. Because the Class A Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class A Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class A Membership Interests may also adversely affect the price that you might be able to obtain for the Class A Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of officers and managers.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A portion of the proceeds from the Offering will be used to repay obligations of the Company currently in arrears.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

Class B Membership Interests have significant voting power.
The Class B Membership Interests have 1,000,000 votes each while Class A Membership Interests have 1 vote each. Accordingly, the Class B Membership Interests holders have 99.99995% of the Company's outstanding voting securities and will continue to own almost as much after the Offering. This concentration of voting power will limit your ability and the ability of the Company's Class A Membership Interests holders, whether acting alone or together, to propose or direct the management or overall direction of the Company. Additionally, this concentration of voting power could discourage or prevent a potential merger or acquisition of the Company that might otherwise result in an investor receiving a premium over the market price for his or her Securities. The Class B Membership Interests holders will continue to have the power to control the election of the Company's officers and managers and the approval of actions for which the approval of the Company's members is required. If you acquire the Securities, you will have no effective voice in the management of the Company. Such concentrated voting control of the Company may adversely affect the value of the Company's securities and could also limit the price that investors might be willing to pay in the future for the Company.

Subject to any fiduciary duties owed to other owners or investors under Texas law, Class B owners will be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company’s management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of voting power could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the

Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance. In particular, the Company may pursue additional financings through the EB-5 immigrant investor program and/or private placements under Regulation D. hese financings are expected to involve the issuance of additional equity securities, including additional Class A Membership Interests and/or one or more newly created preferred classes of membership interests. Any such issuances could further dilute your ownership and may grant new investors rights, preferences, or privileges that differ from, or are senior to, those of the Securities sold in this Offering, which could adversely affect the value of your investment.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the managers and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the managers to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the managers than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management
Our managers have full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's managers or for any other reason, except in limited circumstances as allowed under Texas law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks
Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service
Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit

of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

The Company has the right to conduct multiple "rolling" closings during The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

We may pursue additional financings, including EB-5 and Regulation D offerings, which could dilute your investment.
The Company may raise additional capital in the future through EB-5 immigrant investor financings or private placements under Regulation D. These financings may involve the issuance of additional equity securities, including additional Class A Membership Interests and/or one or more newly created preferred classes of membership interests, with rights, preferences, or privileges senior to, or different from, those of the Securities sold in this Offering. Any such issuances could reduce your ownership percentage and adversely affect the value of your investment.The Company may raise additional capital in the future, including through EB-5 immigrant investor financings or private placements under Regulation D. These financings may involve the issuance of equity or equity-linked securities with rights, preferences, or privileges senior to, or different from, those of investors in this Offering. Any such issuance could dilute your ownership percentage and the value of your investment**.**

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

Super Studios USA LLC (the "Company") is a Texas Limited Liability Company, formed on November 14, 2024.

The Super Studios Mansfield (the "Property") was acquired on February 7, 2025 and no material improvements have been made to the property since that time.

Business Plan- The Company

Property Manager

The Company self manages the Property.

Property Revenue

Super Studios Mansfield will generate revenues through leasing space and marking up services provided to tenants.

Property Condition

Super Studios Mansfield requires development, entitlement, construction and leasing.

The Property requires design approval, engineering and permit approvals.

Competition

The current market for real estate developments of this type in Texas is strong. The favorable political climate in Texas will make it easier for the film and television tenants to locate here, some of them permanently. The state level government's approval of new tax rebates are expected to be a major demand generator for media companies to permanently relocate, or at least establish significant presences in the state of Texas. Our development will capture some of this demand in close proximity to our future facilities.

Financing

This initial raise will lead to both future equity raises, and to future construction mortgages backed by the land and future construction of the projects.

Tenants

The Property is not currently occupied. As a result, Super Studios Mansfield has generated no monthly rental revenue over the past year.

Regulation

We currently have extremely favorable relationships with the local government. The future development is in compliance with the government regulations.

The costs of development and compliance with state and local government regulations are factored into the financial plan of this project.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Super Studios Mansfield and the percentage owned:

Name	% owned
Super Studios USA LLC	100.0%

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Intellectual Property

At this time, the Company does not rely on any intellectual property.

Other

The Company conducts business in Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$700	7.00%	$140,000
Campaign marketing expenses or related reimbursement	50.00%	$5,000	0.00%	$0
Estimated Attorney Fees	0.00%	$0	0.18%	$3,500
Estimated Accountant/Auditor Fees	0.00%	$0	0.13%	$2,500
Purchase of Real Property	0.00%	$0	1.25%	$25,000
Future Wages	0.00%	$0	15.00%	$300,000
Accrued expenses of managers, officers, directors or employees	0.00%	$0	7.50%	$150,000
Repayment of obligations in arrears	0.00%	$0	2.50%	$50,000
General Working Capital	43.00%	$4,300	21.45%	$429,000
Capital Raise	0.00%	$0	15.00%	$300,000
Architectural, Engineering, Design	0.00%	$0	30.00%	$600,000
Total	**100.00%**	**$10,000**	**100.00%**	**$2,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

There will be expenses associated with raising additional capital for the construction of the project. There will also be considerable expenses related to the design and planning of the project.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company will alter the use of proceeds if approved by the board of directors and recommended by management.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers of the Company

The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Angel Gracia

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 11/14/2024 - Present
Chairman of the Board, 11/14/2024 - Present

Principal occupation and employment responsibilities
Producer/Director Gringo Xmas LLC, 3/10/2023 - Present
Wrote, produced, filmed, cast, and directed a movie that was distributed by Lionsgate. Oversees the collections of royalties.
President Creative Tank LLC 2/15/2018 - Present
Is the principal in charge of sales, production, and distribution of film, television and commercials.

Education

BA Arts 1987-1991, University of Miami
Directors Guild Membership Academy of Motion Pictures Arts and Sciences Member

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Name

Richard Judson

All positions and offices held with the Company
CFO, 11/14/2024 - Present
Director, Treasurer, 11/14/2024 - Present

Principal occupation and employment responsibilities
Mariah Bruce, Broker Real Estate Agent, 1/01/24 - Present

Responsible for the sales, marketing and financing of commercial and residential real estate transactions. Also responsible for financial consulting to startup, small and medium sized businesses for capital markets financing.
Graff Real Estate Agent, 5/11/20-11/14/2022
Responsible for the sales, marketing and financing of commercial and residential real estate transactions. Also responsible for financial consulting to startup, small and medium sized businesses for capital markets financing.
Alta Real Estate, 11/15/2022-12/28/2023
Responsible for the sales, marketing and financing of commercial and residential real estate transactions. Also responsible for financial consulting to startup, small and medium sized businesses for capital markets financing.

Education

BS Finance 9/1995- 12/1997, University of New Orleans

Name

Sandra Avila

All positions and offices held with the Company
COO 11/14/2024 - Present
Director, Secretary, 11/14/2024 - Present

Principal occupation and employment responsibilities
Literary Manager / Partner Inclusion Management, 5/2018- Present
Responsible for helping clients develop a strategic approach to packaging projects by attaching talent, directors, and production companies to make them more attractive to financiers and buyers.

Education

Juris Doctorate 9/1993 - 5/1995, Loyola University
BA Pre Law Criminal Justice 9/1987 - 5/199, St Mary's University

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Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney’s fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in California, Oregon, and Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Membership Interests
Amount outstanding	356,964,501
Voting Rights	Each Class A Membership Interest has 1 vote each
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Issuance of additional Class A Membership Interests will dilute the Securities issued in this Offering
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	99.72%
Other Material Terms or information.	N/A

Type of security	Class B Membership Interests
Amount outstanding	1,000,000
Voting Rights	Each Class B Membership Interest 1,000,000 votes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Issuance of additional Class B Membership Interests will dilute the Securities issued in this Offering
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	0.28%
Other Material Terms or information.	These securities may be transferred by inheritance, but they can only be sold to an existing Class B member.

Other as described above, there are no differences between the Securities issued pursuant to Regulation CF and each other class of securities of the Company.

The Company is not carrying any outstanding debt obligations.

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $175,836,250.00.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people. Those people are Angel Gracia, Sandra Avila, and Richard Judson.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Angel Gracia	33.3%
Sandra Avila	33.3%
Richard Judson	33.3%

Following the Offering, the Purchasers will own approximately 0.014% of the Company if the Minimum Amount is raised and 2.78% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company, and our primary expenses consist of the following: capital raising and related expenses, development expenses, testing, design and engineering. We do not anticipate generating revenue until the construction of our facilities in about 3 years.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following 1. Entitlement and development of the land, 2. Beginning of the construction of the sound stages, 3. Raising of additional capital and associated road shows and presentations.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $70,000.00 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

In addition, the Company may pursue other sources of financing to support its capital needs, including EB-5 immigrant investor financings and private placements under Regulation D. There can be no assurance that such financings will be available on favorable terms, or at all. These financings may involve the issuance of additional equity securities, including additional Class A Membership Interests and/or one or more newly created preferred classes of membership interests. Any such issuances could dilute the ownership of investors in this Offering and may provide new investors with rights, preferences, or privileges that differ from, or are senior to, those of the Securities sold in this Offering.

At present, the Company does not have any committed sources of capital beyond the proceeds of this Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
We have committed to the City of Mansfield Texas' Economic Development Corporation to start construction of the sound stage components by September of 2026.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 4,000,000 units of Class A Membership Interests for up to $2,000,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 8, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $2,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $10,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Jumpstart Mico Inc. D/B/A Issuance Express, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
A cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Stock, Warrants and Other Compensation
N/A

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Equitytrack.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the Minimum Amount is sold), the Company will have 356,964,501 membership interests outstanding.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distributions of profits to the holders of the Class A Membership Interests. Distributions are made at the sole discretion of the Board of Managers, following a recommendation by the CEO and approval by a majority vote of the Board. Distributions, if any, will be made on a pro-rata basis with Class B Membership Interest. The Class A Membership Interests are not entitled to any preferred return.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of Class A Membership Interests are not required to make additional capital contributions following the Offering to the Company.

Withdrawal

The Company is not required to make payments to a holder of Membership Interests upon such holder's withdrawal from the Company.

Voting and Control

The Securities have the following voting rights: Class A members will have 1 vote per share.

The Company does not have any voting agreements in place.

The Company does have an Operating Agreement in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Class B shares have 1,000,000 votes per share and there are 1,000,000 Class B shares outstanding. As a result, holders of Class B Membership Interests will retain effective voting control over the Company, and Class A holders will have limited ability to influence Company decisions.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;
- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);
- financial institutions or broker-dealers;
- Non-U.S. holders (as defined below);
- U.S. expatriates;
- subchapter S corporations;
- U.S. holders whose functional currency is not the U.S. dollar;
- regulated investment companies and REITs;
- trusts and estates;
- persons subject to the alternative minimum tax provisions of the Code; and
- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Richard Judson
(Signature)

Richard Judson
(Name)

CFO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Angel Gracia
(Signature)

Angel Gracia
(Name)

CEO
(Title)

(Date)

/s/Richard Judson
(Signature)

Richard Judson
(Name)

CFO
(Title)

(Date)

/s/Sandra Avila
(Signature)

Sandra Avila
(Name)

COO
(Title)

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Business Plan
Exhibit C	Video Transcripts
Exhibit D	Subscription Agreement
Exhibit E	Deal Page

EXHIBIT A

Financial Statements

EXHIBIT B

Business Plan

EXHIBIT C

Video Transcripts

EXHIBIT D

Subscription Agreement

EXHIBIT E

Deal Page

AUDITED

FINANCIAL STATEMENT

REPORT

PREPARED FOR:

SUPER STUDIOS USA LLC

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS AND MEMBERS OF SUPER STUDIOS USA LLC:

We have audited the accompanying financial statements of Super Studios USA LLC, which comprise the balance sheet as of December 31, 2024, and the related statements of operations, member's equity, and cash flows for the period then ended, and the related notes to the financial statements.

OPINION:

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Super Studios USA LLC as of December 31, 2024, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate under the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter:

As discussed in Note 1 to the financial statements, the Company is in the development stage and has not generated operating revenues since inception. Our opinion is not modified with respect to this matter.

SUPER STUDIOS USA LLC

BALANCE SHEET

As of December 31, 2024

Assets	Amount (USD)
Current Assets	
Cash and Cash Equivalents	$70.72
Non-Current Assets	
Real Estate (per CBRE Appraisal)	$5,750,000.00
Total Assets	**$5,750,070.72**
Liabilities and Member's Equity	
Liabilities	
Accounts Payable	$0.00
Total Liabilities	**$0.00**
Member's Equity	
Member Contributions	$2,404.00
Accumulated Deficit	($2,395.15)
Unrealized Asset Revaluation Surplus	$5,747,666.87
Total Member's Equity	**$5,750,070.72**

SUPER STUDIOS USA LLC

INCOME STATEMENT

For the period from November 15, 2024 to December 31, 2024

Revenue	Amount (USD)
Revenue	$0.00
Total Revenue	**$0.00**

Expense Category	Amount (USD)
Wire Transfer Fees	$60.00
Bank Service Charges	$30.00
Appraisal Fees (CBRE)	$1,450.00
Title Company Payment	$855.15
Total Expenses	**$2,395.15**
Net Income (Loss)	**($2,395.15)**

SUPER STUDIOS USA LLC

STATEMENT OF CASH FLOWS

For the period from November 15, 2024 to December 31, 2024

Cash Flows from Operating Activities	Amount (USD)
Net Loss	($2,395.15)
Net Cash Used in Operating Activities	**($2,395.15)**

Description	Amount (USD)
Cash Flows from Financing Activities	
Member Contributions	**$2,404.00**
Net Cash Provided by Financing Activities	**$2,404.00**
Net Increase in Cash	**$8.85**
Cash, Beginning of Period	**$0.00**
Cash, End of Period	**$70.72**

SUPER STUDIOS USA LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

As of December 31, 2024

Description	Amount (USD)
Beginning Member Equity	$0.00
Capital Contributions	$2,404.00
Net Loss	($2,395.15)
Unrealized Gain on Real Estate (CBRE)	$5,747,666.87
Ending Member Equity	**$5,750,070.72**

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business:
Super Studios USA LLC was formed on November 15, 2024, under the laws of Texas to acquire and develop real estate for a film and production studio campus. As of year-end, the company owns land appraised at $5.75 million.

Note 2 – Basis of Presentation:
These financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States and conform to the requirements of Regulation Crowdfunding (Reg CF).

Note 3 – Real Estate Valuation:
The Company holds one asset: undeveloped land in Mansfield, TX. A CBRE commercial real estate appraisal dated March 3, 2025, valued the property at $5,750,000, which is used for financial statement purposes as the asset's fair market value.

Note 4 – Contributions and Funding:
Founders contributed $2,404.00 in startup capital. These funds were used to pay for appraisal fees, wire transfers, and title services. No debt or outside financing has been incurred to date.

Note 5 – Revenue and Operations:
The company is pre-operational and has not generated revenue. All activity in 2024 pertains to the acquisition and valuation of real estate assets.

Note 6 – Going Concern:
Although the Company has not yet generated operating revenues, the substantial value of its land holdings and planned Regulation Crowdfunding offering provide a reasonable basis to conclude the Company can continue as a going concern.

Note 7 – Subsequent Events:
Management has evaluated events through May 20, 2025, and determined no events occurred that require disclosure.

FINANCIAL STATEMENT

FOR THE PERIOD:
JANUARY 1, 2025 – APRIL 30, 2025

PREPARED FOR:

SUPER STUDIOS USA LLC

SUPER STUDIOS USA LLC

YEAR TO DATE FINANCIAL STATEMENTS
FOR THE PERIOD: JANUARY 1, 2025 – APRIL 30, 2025

STATEMENT OF INCOME (PROFIT AND LOSS)

AS OF APRIL 30, 2025

Category	Amount (USD)
Revenue	
Operating Revenue	$0.00
Total Revenue	**$0.00**
Expenses	
Appraisal Fees (CBRE)	$1,450.00
Title Company Fees	$855.15
Wire Transfer Fees	$60.00
Bank Service Charges	$30.00
Total Expenses	**$2,395.15**
Net Loss	**($2,395.15)**

STATEMENT OF MEMBER'S EQUITY

Description	Amount (USD)
Opening Member's Equity (Jan 1)	$8.85
Capital Contributions YTD	$0.00
Net Loss YTD	($2,395.15)
Ending Member's Equity	**($2,386.30)**

STATEMENT OF CASH FLOWS

Cash Flows from Operating Activities	Amount (USD)
Net Loss	($2,395.15)
Changes in Operating Liabilities	$0.00
Net Cash Used in Operating Activities	**($2,395.15)**

STATEMENT OF CASH FLOWS (YTD – JAN TO APR 2025)

Description	Amount (USD)
Cash Flows from Financing Activities	
Member Contributions (Prior)	$2,404.00
Net Cash Provided by Financing	$0.00
Net Change in Cash	$8.85
Cash – Beginning of Period	$70.72
Cash – End of Period (Apr 30)	**$33.85**

SUPER STUDIOS USA LLC

BALANCE SHEET

AS OF APRIL 30, 2025

Assets	Amount (USD)
Current Assets	
Cash	$33.85
Total Current Assets	**$33.85**
Non-Current Assets	
Land Under Development (Appraised FMV)	$5,750,000.00
Total Assets	**$5,750,033.85**
Liabilities and Equity	
Liabilities	$0.00
Member's Equity	($2,386.30)
Unrealized Gain on Land Value	$5,752,420.15
Total Equity	**$5,750,033.85**

NOTES TO FINANCIAL STATEMENTS

Note 1 – Basis of Presentation
The financial statements have been prepared in accordance with U.S. GAAP for the purposes of SEC Regulation Crowdfunding (Reg CF) reporting.

Note 2 – Nature of Business
Super Studios USA LLC is a development-stage real estate company focused on film and media infrastructure. It owns land in Mansfield, TX under a $1 development agreement with the Mansfield Economic Development Corporation.

Note 3 – Real Estate Appraisal
The land was independently appraised by CBRE on March 3, 2025, at $5,750,000 "As Is – Fee Simple Estate." This valuation is used for disclosure purposes but is not recorded on the books per cost basis accounting under GAAP. It is disclosed as an unrealized gain in equity.

Note 4 – Subsequent Event
On May 16, 2025, the company purchased a "Form C – All-in-One Filing Package" for $3,500.00 to support its SEC Reg CF offering.

Note 5 – Going Concern
The company has no current liabilities, minimal expenses, and positive asset value. It expects to raise equity capital in its Reg CF raise to support buildout.

DAT TIEN NGO
CERTIFIED PUBLIC ACCOUNTANT

License Number: CA065393
datngocpa@gmail.com
Date: May 28, 2025


SUPER Studios
MANSFIELD
TEXAS
HIGH-TECH MEDIA PRODUCTION & REAL ESTATE DEVELOPMENT COMPLEX
A Smart Studio City Designed by Creators for Visionaries
75 Acres: Sound Stages, Housing, Hotels, Restaurants, Cinemas,
Production, Post-Production,
Data Centers and a Trade School
Version: Mansfield, Pitch Deck / Exec Summary.– Sep 14, 2025
www.superstudiosusa.com
STAGE
1
3D Rendering of the Studio



WHAT IS SUPER STUDIOS?

It's a studio wrapped in a smart city, with a touch of luxury housing and amenities. It's also a vertically integrated studio complex, designed as a complete ecosystem for the production community — combining sound stages, production and post-production facilities, on-site camera-ready housing, hotels, restaurants, and an adjacent trade school to train the next generation of creators — all within a single 75-acre location.

All mixed-use spaces are built to serve their real-world functions while also doubling as film-friendly, camera-ready locations — thoughtfully designed with production needs in mind.

- A vertically integrated studio + mixed-use
- Uses cutting-edge technology
- Fully AI-integrated
- Includes a trade school
- Features restaurants, housing, and hotels
- Has its own cinema
- Produces original content

Actual 3D Rendering of the Studio


MANSFIELD
COFFEE


MANSFIELD


MANSFIELD








WHY STUDIOS?



VOD
WALL STREET
WATCH ANY MOVIE OR SHOW ANYWHERE ANY TIME = CONSTANT PRODUCTION TO KEEP SUBSCRIBERS

VIDEO ON DEMAND

- **Hollywood studios operate in the Video on Demand (VOD)** industry, each equipped with its own streaming platform.
- **Their business model has merged into 'bundles'** where each studio teams up with vendors, such as telecommunication companies, to offer innovative ways to subscribe to their platforms.
- **Their business models depend on quarterly reports to Wall Street,** aiming to augment revenue and stock value. They need a diverse catalog of movies and shows to get and keep subscribers from leaving.
- **80% of their shows** must be produced inside the controlled environment of high-end soundstages to be cost effective.



Deloitte.
Tech, Media & Telecom
2025 media and entertainment outlook

Social platforms may become a larger destination for media and entertainment, not just social media.

LINK: https://www.deloitte.com/us/en/insights/industry/technology/technology-media-telecom-outlooks/2025-media-entertainment-outlook.html

While studios spend on increasingly expensive content production, social platforms have invested billions in optimizing their platforms for engagement and advertising. Spending on content is mainly deferred to independent creators, though some social video platforms have been bundling linear streaming channels, live programming, and SVOD services into single destinations, reinforced by user data, AI, and cloud technologies.[20] Social platforms may become a larger destination for media and entertainment, not just social media.

In 2025, advertising on social video platforms will likely see another year of 20% growth. It's now the largest category of digital advertising, followed by the connected TV (CTV) category which includes ad-supported streaming video services. [21] The growth in social advertising reflects the maturity of those platforms in delivering highly targeted impressions and conversions, and shows clear results. The investments they make in data centers and AI, for example, accrue to their core advertising business model.[22] With growing ad inventories driving down CPMs, conversions may become more valuable than impressions, favoring greater personalization, relevancy, and persuasion in advertising.[23]

Social platforms are also more easily extensible than streaming video and smart TVs. Some offer tipping mechanisms and direct subscriptions to creators, and creator funds and revenue-sharing schemes to further incentivize creators to produce for the platforms. However, in 2025, the biggest creators may show their strength in negotiating media and advertising deals: Creators are even meeting with CMOs to build advertising partnerships.[24] Some social platforms offer livestream sales events, embedded product links, and virtual fitting rooms.[25] Platforms that have established themselves as a discovery channel for brands and retailers could move toward becoming an end-to-end marketplace.



TOUR VIDEO


Super Studios
03:34

Take a tour of Super Studios with CEO Angel Gracia.



SOUND STAGES

FROM PHYSICAL SETS – BLUE & GREEN SCREENS – LED VOLUME WALLS – LIVE AUDIENCE SHOWS – VFX & STUNT RIGS


ELEPHANT DOOR
18k STAGE 2
18k STAGE 1

INTERIOR: TWIN 18k Sq foot Sound Stages


N208UU



INTERIOR: TWIN 18k Sq foot Sound Stages



Each 36,000 to 50,000 sq. ft. twin stages set will be built side by side and surrounded by 15,000 to 20,000 sq. ft. of production facilities and an additional 15,000 to 20,000 sq. ft. of set construction mills for both interior and exterior builds. From FX shows to game shows, from major TV series to films and influencer content, most productions require controlled environments—soundproof, weatherproof, and fully equipped sound stages with attached production offices. Sets are rotated between stages to streamline workflows, from construction and lighting to performances.



SOUND STAGES

EXPERIENTIAL AND LIVE SHOWS – CONCERT DESIGN AND REHEARSALS



EXPERIENTIAL SHOWS



CONCERTS DESIGN



E-GAMES



SHARED SHOWS



The stages will have multiple purposes besides movies, tv series and content creation, expanding to immersive world experiences where massive LED volume walls, dynamic lighting, and breathtaking projections bring every moment to life — from e-games to celebrity showcases and art experiences — all while you enjoy gourmet dining and unforgettable entertainment in one extraordinary venue.



POST-PRODUCTION FACILITY: VIDEO – SOUND - AI

Postproduction companies are essential in finishing any Film, TV and Content project. Super Studios will have the capacity to handle everything from editing and visual effects to color correction, sound design, graphics, AI, and final mastering. Skilled editors shape the story, while artists and technicians enhance it with CGI and and AI. Colorists ensure visual consistency and mood, and designers add titles, graphics, and subtitles to support the narrative. Sound design and music complete the picture.



James Cameron directing Avatar using motion capture to generate 3D characters.


Dark Horizons
Life is a journey, and we never know where it will take us.



An AI-driven data center holds immense potential to revolutionize the operations of a movie studio, creating not only operational efficiencies but also additional revenue streams.

The entire industry is decentralizing, and the advertising business has had to pivot—redesigning its outreach strategies to leverage the AI productivity alongside content creators. This shift has created a necessary, mutually reinforcing relationship that grows exponentially as markets continue to diversify and multiply into niche segments.

Inside each production, the data center can streamline data management and analysis for production companies, offering services that range from organizing and storing vast amounts of raw footage to classifying and preparing projects for post-production.


Tech, Media & Telecom
2025 media and entertainment outlook
The economics of digital entertainment are being reshaped by independent creators, global social platforms, and the biggest technology companies. Studios and streamers may need to bulk up to compete.
Deloitte.

Social platforms may become a larger destination for media and entertainment, not just social media.

LINK: https://www.deloitte.com/us/en/insights/industry/technology/technology-media-telecom-outlooks/2025-media-entertainment-outlook.html

While studios spend on increasingly expensive content production, social platforms have invested billions in optimizing their platforms for engagement and advertising. Spending on content is mainly deferred to independent creators, though some social video platforms have been bundling linear streaming channels, live programming, and SVOD services into single destinations, reinforced by user data, AI, and cloud technologies.[20] Social platforms may become a larger destination for media and entertainment, not just social media.

TV (CTV) category which includes ad-supported streaming video services. [21] The growth in social advertising reflects the maturity of those platforms in delivering highly targeted impressions and conversions, and shows clear results. The investments they make in data centers and AI, for example, accrue to their core advertising business model.[22] With growing ad inventories driving down CPMs, conversions may become more valuable than impressions, favoring greater personalization, relevancy, and persuasion in advertising.[23]



DEVELOPMENT OF ORIGINAL MOVIES, TV SERIES, YOUTUBE CONTENT, GAME SHOWS, AND LIVE TV.

Super Studio's multimedia division will oversee the development, financing, and production of movies, TV series, and game shows. This initiative is designed to establish strategic alliances with industry partners, creating additional revenue streams for the studio while maximizing synergies across all departments.

The studio will provide the initial 33% of project funding and secure an additional 26–30% through Texas tax incentives and cost packaging across the studio's facilities and services. The remaining balance of the budget will be covered through partnerships with major networks or streaming platforms.

The content slate will consist of a diversified portfolio of projects across various genres and formats, designed to balance investment risk. These productions are projected to contribute 30–40% of the studio's overall income, with the remaining revenue generated by the mixed-use components of the complex.


IFC Films
SCREEN GEMS
COLUMBIA PICTURES
RELATIVITY
amazon
SABAN
Happy Madison
A24
WALDEN MEDIA
FILMNATION ENTERTAINMENT
FOX SEARCHLIGHT PICTURES
WORKING TITLE
SPYGLASS ENTERTAINMENT
BAD ROBOT
SKYDANCE
MIRAMAX
20th CENTURY STUDIOS
THE WEINSTEIN COMPANY
LIGHTSTORM ENTERTAINMENT
PARTICIPANT
LIONSGATE
Touchstone Pictures
YouTube
SONY PICTURES
Paramount Pictures
GK films
UNIVERSAL
FOCUS FEATURES
TROMA
Blue Sky
SUMMIT ENTERTAINMENT
IMAX
REVOLUTION STUDIOS
ANNAPURNA PICTURES
NEW LINE CINEMA
magnolia pictures
WB
AMBLIN ENTERTAINMENT
The Orchard
LAKESHORE ENTERTAINMENT
SONY PICTURES CLASSICS
DIMENSION
VERTICAL entertainment
OPEN ROAD
Disney
NETFLIX
BLUMHOUSE PRODUCTIONS
OVERTURE FILMS
TRISTAR PICTURES
DREAMWORKS
ORION PICTURES
LEGENDARY
AIP
STX ENTERTAINMENT
Gold Circle
ROADSIDE Attractions
CASTLE ROCK
VILLAGE ROADSHOW PICTURES

MIXED-USE LOCATIONS

The studios will include mixed-use buildings designed to accommodate the broader community and the 2,000+ incoming crew members, cast, and visitors — including restaurants, coffee shops, bars, and a cinema. High-demand production environments require convenient access to amenities and services that support both professional operations and daily living.


MANSFIELD
COFFEE
Movie-Themed Coffee Shops


MANSFIELD
Cinematic-Themed Bars


MANSFIELD
Film-Inspired Restaurants

Picturesque Housing


Club Houses


Functional & Photogenic Spaces

Each home and shop within the premises will be designed with built-in features to support filming both indoors and outdoors. These include higher ceilings with pre-installed grip infrastructure, additional electrical access, and soundproof windows. This enables production companies to rent these spaces directly within the studio complex—creating added revenue opportunities for tenants while eliminating time-consuming need for company moves.



SITE PLAN

75 Acres Total

TOWNHOUSES
SOUND STAGES
HOTEL
PHASE 1

SITE 2
SITE 1
64.136 AC
Phase 1 23.5 Acres
Phase 2
48.5 Acres
75 Acres Total
CEO Angel Graci
Richard Judson
563 Easy Dr, Mansfield, TX 7606

PHASE 1 – 25 Acres
PHASE 2 – 50 Acres

Mansfield, Texas, is a thriving city strategically located between Dallas, Fort Worth, and the DFW International Airport, making it an ideal hub for businesses looking to tap into the vast North Texas market. With easy access to major highways, Mansfield offers seamless connectivity to the region's economic and cultural centers while maintaining a welcoming, small-town charm. The city's business-friendly environment, pro-growth policies, and skilled workforce have fueled rapid economic development, attracting entrepreneurs and established companies alike.

Buildings Phase 1	Square Feet	Units
Sound Stage	72,000	4
Attached Offices	90,000	6
Mill Buildings	50,000	3
Town Homes	40,000	20
SFR	120,000	40
Hotel	132,408	179
Buildings Phase 2	**Square Feet**	**Units**
Sound Stage	72000	4
Attached Offices	90000	6
Mill Buildings	50000	3
Trade School	40000	1
Parking Garage	656,000	1640
Retail	456,000	40
Office	60,000	2
SFR Condo	1,638,000	751

Projected Site Draft

PHASE 1 – 25 Acres – Detail


Phase 1-B
Phase 1-A
EASY DRIVE
(VARIABLE WIDTH RIGHT-OF-WAY)
51 Condos
2 to 3 story units
Green Space
Park Area
Hotel - 3 Story
(180 Beds)
PARKING
Club House
Gym/Daycare
HANKS DR.
AVE
EASY DRIVE
Mill Shop
500' x 100' x 24'
Stage 1
18k sq'
CLUSTER 1
Stage 2
18k sq'
Stage 3
18k sq'
CLUSTER 2
Stage 4
18k sq'
Waste Management

LINK: https://www.superstudiosusa.com/sound-stages



CLUSTER ONE

PHASE 1 – 25 Acres – Detail

PHASE 1: 25 acres

Cluster 1 Stages & Offices
STAGE 1
18,000 sq feet
ELEPHANT DOORS
STAGE 2
18,000 sq feet
Production Offices 1 - 3 Stories
Production Offices 2 - 3 Stories

STAGE 1

FACILITY TYPE: 18,000 Sq' Sound Stage
LENGTH: 180 ft
WIDTH: 100 ft
CLEAR HEIGHT TO GRID: 45 ft
SOUND RATING: NC-25

POWER: 7,200A single phase
HVAC: 40 tons
ELEPHANT DOORS: 100" x 20'
EXTERIOR TRAILER HOOK-UPS: 6

STAGE 2

FACILITY TYPE: 18,000 Sq' Sound Stage
LENGTH: 180 ft
WIDTH: 100 ft
CLEAR HEIGHT TO GRID: 45 ft
SOUND RATING: NC-25

POWER: 7,200A single phase
HVAC: 40 tons
ELEPHANT DOORS: 100" x 20'
EXTERIOR TRAILER HOOK-UPS: 6

LINK: https://www.superstudiosusa.com/sound-stages

3D RENDERINGS



STAGE
2

Cluster 1: twin 18k sq' sound stages + attached offices

Clusters 1 & 2: twin 18k sq' sound stages + attached offices side by side


Super
Studios

Cluster 1: twin 3-story high attached offices


STAGE
2
STAGE

Between Cluster 1 & 2, looking at Mill Shop in the background.

TEXAS HAS TALENT, LOCATIONS, STORIES AND TAX INCENTIVES COMPETE WITH OTHER STATES IN THE

Up to 31% CASH REBATE COMPARABLE TO COMPETITIVE CITIES

HOME > BUSINESS > BUSINESS NEWS

Hollywood South? Texas Makes Its Bid With Major Film Incentive Expansion

Texas is slated to give productions $150 million annually across the next decade. The program includes some quirks that will give the film office some say in movies and TV shows that qualify for the cash grant.

BY WINSTON CHO JUNE 23, 2025 3:05PM https://www.hollywoodreporter.com/business/business-news/hollywood-south-texas-film-incentive-expansion-1236297623/

THE Hollywood REPORTER



Matthew McConaughey and Woody Harrelson filmed an ad promoting production in Texas.

Amid a tit-for-tat battle to host Hollywood, Texas has bolstered its incentive program for movies and TV shows that positions a Southern bloc of states as a premier destination for entertainment and media.

Gov. Greg Abbott on Sunday let a bill become law that increases by $100 million the amount allotted to productions every two years. With the funding greenlit through 2035, the expansion will shower as much as $1.5 billion in subsidies to Hollywood over the decade.

The move comes as Texas' neighbors increasingly attract money from productions thanks to generous incentive programs. Last year, Netflix announced plans to expand its New Mexico production campus in a bid to increase its presence in the state.

WOODY HARRELSON & MATTHEW MCCONAUGHEY
AWARD WINNING TEXAN ACTORS

"We're going to need more soundstages to meet the demand"
Matthew McConaughey

With the increase, Texas will distribute $150 million annually to movies and TV shows, more than New Mexico ($130M), Arizona ($125M) and Louisiana ($125M). The figure is less than film hubs California, New York and Georgia but could see the state consistently draw productions moving forward.

"Texas will be a new media coast," says Chase Musslewhite, co-founder of the advocacy group Media for Texas. "It's cheaper. There's no income tax. There's great people down here, and it's halfway between the east and west coasts."

Matthew McConaughey @McConaughey · 15h
Texas stories deserve a Texas backdrop. That's why I teamed up with Dennis Quaid, Woody Harrelson, Billy Bob Thornton, and Renée Zellweger for True to Texas. It's time to bring film and TV productions home!

NBCDFW

Actors McConaughey, Harrelson, Thorton, Quaid, Zellweger and producer Tylor Sheridan helped increase Texas film incentives


True To Texas - Let's Bring Productions Home
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TRUE TO TEXAS

Matthew McConaughey and Woody Harrelson reprised their roles in "True Detective" for a video pitch to the Texas Legislature called "True to Texas." The two are among a handful of Texan actors asking for increased funding for film incentives in Texas this legislative session. They suggest the funding increase could turn Texas into a new Hollywood and bolster the economy. The star-studded pitch, posted on social media, features McConaughey, Woody Harrelson, Dennis Quaid, Billy Bob Thornton and Renee Zellweger. It's inspired by the series "True Detective," which featured McConaughey and Harrelson in season one.






YELLOWSTONE

Taylor Sheridan, the biggest producer of series in the US, creator of Yellowstone, has opened the floodgates of production in 2024 Texas with 3 TV series: Yellowstone Spinoff, Tulsa King, and 1923. His production company has invested over 20 million dollars to take talent and resources to the Dallas-Fort Worth Metroplex area for his productions in 2024.



TEXAS

Texas Film Sound Stages: Empowering Local Economies and Fueling Small Business Growth



Arnold Rodriguez
COO- In Film, Media, and Entertainment - Extensive Business and Organizational Development Leadership Experience- Life Content...

LINK: https://www.linkedin.com/pulse/texas-film-sound-stages-empowering-local-economies-small-rodriguez-yqqc/

April 21, 2025

The film industry is evolving, and Texas is at the forefront of this creative and economic revolution. **High-quality film sound stages are emerging as key assets in the Lone Star State's vibrant production ecosystem.**

Beyond serving as backdrops for film productions, these state-of-the-art facilities are poised to **drive economic development by channeling work and opportunities to a wide array of local small businesses—from construction firms and equipment rental companies to set designers and catering services.** This dynamic growth is supported not only by robust government initiatives like the Media Production Development Zone Program but also by advanced data analytics that guide strategic decisions in the industry.

Economic Impact on Local Communities

Texas film sound stages are much more than physical structures; they are creative hubs that attract film productions, generate job opportunities, and stimulate local spending. By drawing in large-scale projects, these sound stages indirectly create a cascade of economic benefits.

For example, construction companies contribute to building and renovating these facilities, while logistics firms handle the transportation and supply chain demands of film projects. These projects have already been a boon for Texas, which boasts figures such as **189,000 jobs created and a remarkable 469% return on state investments in film production incentives.** Such impressive metrics not only highlight the fiscal benefits but also underscore the potential for increased local participation and community empowerment.



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LINK: https://www.costar.com/article/1883140335/texas-looks-to-film-incentives-to-boost-its-star-power-against-hollywood-new-york

Texas looks to film incentives to boost its star power against Hollywood, New York

Law aims to encourage soundstage development as state vies for more productions



By **Brannon Boswell, Candace Carlisle**
CoStar News
July 2, 2025 | 1:05 P.M.

Texas is muscling further into the filming business with the kind of bold bet usually reserved for a summer blockbuster.

Lawmakers in the Lone Star State approved a $1.5 billion incentive package to help lure movie and television filming to the region over the next decade, putting a spotlight on the increasing national competition for productions.

Beginning Sept. 1, the Texas Moving Image Industry Incentive Program, or TMIIIP, is set to award $300 million every two years to qualifying productions until 2035 after legislators passed Senate Bill 22 that also lowers some thresholds for projects to qualify. While TMIIIP has supported more than 1,200 projects and is credited with generating billions of dollars in local spending and employment since 2017, this is the first time the program has secured long-term funding.

"It is a game changer," said John Boyd, a principal at The Boyd Co. who advises film and television clients on site selection across the country. "It puts Texas and its superior business climate at the forefront of this second war between the states for the coveted film and TV production industry."

Even though Texas film incentives are getting a boost from the legislation, the funds are still less than those at established entertainment production powerhouses like California, where lawmakers recently agreed to more than double annual incentives to $750 million per year.

But not everyone in the film industry in Texas is optimistic about the newly approved funds.

"You're not going to see a lot of film studios pop up in Texas," ATX Film Studios Principal Stephen Bieneman told CoStar News. "You aren't guaranteed tenants in Texas."

≡ SECTIONS SEARCH **THE AUSTIN CHRONICLE**

NEWS FOOD MUSIC SCREENS ARTS COLUMNS QUEER EVENTS

SCREENS

LINK: https://www.austinchronicle.com/screens/2023-03-17/breaking-ground-what-three-new-studios-mean-for-the-texas-film-industry/

Breaking Ground: What Three New Studios Mean for the Texas Film Industry

As construction begins, lawmakers seem eager to reform the state's incentives to fill those soundstages

BY RICHARD WHITTAKER, FRI., MARCH 17, 2023

Share 686 X Post print write a letter



Inside the Volume studio at Stray Vista Studios, just one of the facilities around Austin that could revolutionize the local film industry (Photo by Richard wittaker)

The view from out front of Stray Vista Studios is pretty breathtaking. It's no wonder that studio founder and owner Nate Strayer picked this nondescript industrial park in Dripping Springs, looking right over the Hill Country (although, he confides, having a rum distillery as a neighbor doesn't hurt, either). "It's what I hear Burbank was like before Disney first opened his studio there," he said.

The view from out front of Stray Vista Studios is pretty breathtaking. It's no wonder that studio founder and owner Nate Strayer picked this nondescript industrial park in Dripping Springs, looking right over the Hill Country (although, he confides, having a rum distillery as a neighbor doesn't hurt, either). "It's what I hear Burbank was like before Disney first opened his studio there," he said.

But it's the view inside that's really going to attract interest, the one created by the biggest Volume soundstage in Texas. The technology may be new to many, but they'll be familiar with the end results if they've watched *The Mandalorian* or any of a host of other films and TV shows shot on a Volume stage. Walls of LED screens create real-time environments, powered by the Unreal software engine. There's a real camera on the soundstage, and a virtual camera within the racks of servers behind the screens. In seconds, the location shifts from desert to jungle – modeling tools can create mountains instantaneously. The end result is simple: infinite location shooting, massively reduced turnaround for projects. "As soon as you're done shooting, you have your hard drive of your final footage." Strayer said. "You don't have to do months of VFX or motion tracking."




MANSFIELD
TEXAS

COMING TO MANSFIELD


Staybolt Street Entertainment District

Staybolt Street
The $2.5 billion mixed-use development will redefine entertainment, hospitality, and housing for residents and visitors alike. Anchored by a multi-sport professional stadium, this transformative project includes multiple hotels, a convention center, a family entertainment venue, retail, a boardwalk park, and multiple housing options, including 700 new single-family homes.


REV
ENTERTAINMENT
WE ARE AN INDUSTRY LEADER IN BRINGING CONTENT TO YOUR VENUE
REV Entertainment understands how important it is to fill a facility 365 days a year. We book and host a diverse portfolio of concerts, sporting events, and private events, bringing year-round entertainment to the multi-purpose venues that we manage. As the exclusive booking agent for Globe Life Field, Choctaw Stadium, and other venues around the country, REV Entertainment's events division continues to dream and envision gatherings of all sizes.

Mansfield Stadium
The multi-sport stadium will seat approximately 7,500 fans as they cheer on their new home team the North Texas Soccer Club, the reigning 2024 MLS NEXT Pro champions. In addition to regular professional soccer action, the stadium will host other sports and events year-round with organizers looking at sporting tournaments, concerts, rodeo, and more


LINK: https://www.mansfieldtexas.gov/2153/Staybolt-Street-Entertainment-District


CARBON GLOBAL
CARBON
CARBON

Hotel and Conference Center
Hotel Carbon will bring athlete-focused, high-tech, hospitality amenities to the Staybolt District. This hotel will feature 175 rooms and be a state-of-the-art stay experience for athletes and armchair quarterbacks alike. A second independent hotel with 150 rooms is also in the plans and more details will be available soon. The projects are scheduled for a winter 2027 opening.


High 5 Mansfield

High 5
For years, the community has asked for a place for families to have fun and it's finally coming with High 5 Mansfield. This entertainment venue will have everything for family time, date night, and a night out with friends, including bowling, arcade, mini golf, and a rooftop concert venue across 45,000 square feet and two stories. This facility will be one of the first High 5 locations in North Texas and the first family-friendly entertainment venue in Mansfield.




Deloitte.

Call to action for studio operators and investors

LINK: https://www2.deloitte.com/content/dam/Deloitte/us/Documents/technology-media-telecommunications/us-have-the-winds-changed.pdf

Studio operators and investors should prioritize their resources and capital into building and acquiring, or expanding and upgrading existing facilities into, high-end, purpose-built studio production facilities. While certain production hubs are projected to have a surplus of supply compared to demand, the market for high-end studios exists across every market as these facilities remain the top-choice for content producers. The influx of additional purpose-built studios may result in an exodus of needing-to-film in converted/non-high-end studios. Those who own non-high-end studios may explore repurposing their space for alternative revenue-generating opportunities.



With the new development of purpose-built stages, warehouses will go back to being warehouses. Studios will only want to film in purpose-built stages.

– Managing Director of a North American Film Production Center




"WE'RE NOT ANYWHERE NEAR A CEILING."
— SPENCER NEUMANN, NETFLIX CFO
NETFLIX
BOARDROOM
NETFLIX PLANS TO SPEND
$18 BILLION
ON CONTENT IN 2025



Lucas Manfredi
March 5, 2025 • 2 min read

LINK: https://finance.yahoo.com/news/netflix-18-billion-content-spend-002603798.html?guccounter=1&guce_referrer=aHR0cHM6Ly93d3cuZ29vZ2xlLmNvbS8&guce_referrer_sig=AQAAAIAa_hr8rg-kSKYe4CV06EdLya8ebMi98MRtf3VY30i_XLchrz53Qy9GHKxPrcm9r4TnrGdwd5NTFSQ9blxoAVB3iXEwWX8xaHG6iLxVBcv-z83PL7Q08z46uUEKyjWp4k7Zydi6V9bXrV0XkyzZJFCFrIsZbgQCtM1wNV78ms6h

Netflix is set to spend approximately $18 billion on content in 2025, but Chief Financial Officer Spencer Neumann signaled that there is plenty of room to revise that number up in the years ahead.

"We look at it every quarter, every year and iterate," the Netflix executive told an investor conference hosted by Morgan Stanley on Wednesday. "We are not anywhere near a ceiling."






Deloitte.

LINK: https://www.deloitte.com/us/en/Industries/tmt/articles/studio-production-industry-trends.html

Perspective

Physical production studio trends

Meeting the growing demand for content creation

Demand for original content continues to grow year over year. But as content creators seek out spaces to meet their production needs, major cities across North America and Europe are experiencing a shortage in production studio space. Dive into considerations and strategies for filming locations, content creators, real estate investors, and production facility operators.

With the influx of investment in the London and Vancouver markets, projected supply is estimated to meet anticipated demand by 2025. For all markets, however, we found there is opportunity for continued investment in high-end, purpose-built facilities as modern, bespoke studios are in high demand and the preferred option of content producers. These findings should be considered when assessing additional global filming locations and leveraged by content creators and real estate investors as they explore their go-forward real estate production strategies.

Have the winds changed?

The evolution of the studio production landscape – a case study of four cities in the US and internationally

LINK: https://www.deloitte.com/content/dam/assets-zone3/us/en/docs/industries/technology-media-telecommunications/2024/us-have-the-winds-changed.pdf

The evolving content creation landscape

As streamers attempt to gain market share and differentiate themselves through the production of original content, there will be an increased need for production space. As content spend growth levels off and market consolidation occurs, the amount of production space required will likely level off in tandem.

Over the past decade, traditional media companies recognized the need to evolve their business models so that they can own the consumer experience, thereby having a direct relationship with their customers. This direct-to-consumer push led to a rise in streaming services with seven prominent services launching over the past five years in the United States (and two of those then merging): Apple TV+®* and Disney+ (2019), HBO Max and Peacock (2020), Discovery+ and Paramount+ (2021), and then HBO Max and Discovery+ merging into Max (2023) (**Image 1**).

Image 1: Prominent streaming service launch year


Netflix
Hulu
Prime Video
CBS All Access
YouTube Premium
Showtime
HBO Now
Starz
ESPN+
Disney+
Apple TV+
Peacock
HBO Max
Discovery+
Paramount+
Max
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23
'24




CASE STUDY

GEORGIA

Georgia Looking Ahead to the Future of Film

LINK: https://georgia.org/blog/georgia-looking-ahead-future-film


GEORGIA NO. 1 STATE
FOR FILM & TELEVISION
TWO YEARS RUNNING
Business Facilities Magazine State Rankings
273
NUMBER OF COMBINED PRODUCTIONS FY24
$2.6B
ESTIMATED DIRECT SPEND OF PRODUCTIONS FY24

Georgia has set the stage for a bright future in entertainment, thanks to decades of investment and strategic planning that continue to bring film and television projects to the state. This month, Georgia was ranked No. 1 in Film Production by Business Facilities Magazine, featured in the publication's annual 2024 Rankings Report, an accolade that demonstrates the state's competitive advantages in this multi-billion-dollar industry.

The Georgia Film Office, a strategic office within the Georgia Department of Economic Development (GDEcD), reported that film and television productions spent $2.6 billion in Georgia during fiscal year 2024, a total of $11 billion over the last three fiscal years.

The State of Georgia hosted 273 productions between July 1, 2023, and June 30, 2024, including:

- 25 feature films.
- 30 independent films.
- 166 television and episodic productions.
- 37 commercials.
- 15 music videos.

Studios and support service companies, which do not benefit from the Film Tax Credit, provide additional infrastructure and jobs not included in productions' direct spends.


Georgia®
USA


THE
WALKING
DEAD
amc
THE POSTER COLLECTION

Other States Include New Mexico and New York


Film
New
Mexico
Everyone has a role.

From FY20 to FY23: Total direct output associated with the production tax credit: $2.36 billion

ROI average = 7.77

https://nmfilm.com/local-impact/economic-impact


ncta

COVID-19 POSITIONS INDUSTRY MEDIA ABOUT

LINK: https://www.ncta.com/whats-new/a-95-billion-impact-how-tv-and-the-walking-dead-are-transforming-georgia

A $9.5 Billion Impact: How TV and The Walking Dead Are Transforming Georgia

March 20, 2018

Share







Georgia may be nicknamed the Peach State, but in the film and TV business, it's better known as the Camera Ready State. With an average of 30-40 movie or television show productions going on per year, there's no shortage of television favorites being filmed there at any point in time, or in any kind of town, be it FX's *Atlanta*, IFC's *Brockmire* or even Netflix's *Stranger Things*. But the biggest hit of all is AMC's *The Walking Dead*, where 90 percent of the show's crew are native Georgians. The production also completely revitalized the small town of Senoia.

In an interview with Lee Thomas, deputy commissioner at the Georgia Film, Music and Digital Entertainment Office, a division of the Georgia Department of Economic Development, she shared that while Georgia has a history in the film business, the tremendous amount of television now produced in the state is a result of several new developments that have occurred in the last 10 years.




Obsessed.
Certified W.
Let's unpack that.
That's FIRE!

PETER ARKLE

HOME > BUSINESS > BUSINESS NEWS

Creators Are Building Their Own Supersized Studio System As Hollywood Cuts Back

YouTube stars now reach as much people as legacy media — and they're poaching some of the top players to grow even bigger.

BY ALEX WEPRIN MAY 8, 2025

LINK: https://www.hollywoodreporter.com/business/business-news/hollywood-new-studio-system-creators-1236209435/

In the shadow of the Disney and Warner Bros. studio lots, a section of airplane fuselage has been repurposed inside of an industrial park near the Burbank airport.

The section of plane is now a film set, where the popular video creator Dhar Mann uses it to shoot original scripted fare, all embracing his philosophy of trying to "inspire, uplift, and bring a little more positivity into the world."

On a brisk April afternoon in Burbank, Mann leads a small caravan of golf carts across his campus, which now totals three buildings and more than 100,000 square feet, with multiple sets for schools, restaurants, a shopping mall, a city street, a courthouse, jail and "rich" and "poor" homes. At any given moment some eight videos are shooting, keeping his staff of nearly 200 busy.

And Wall Street and Madison Avenue have taken notice. Both Chow and Mann say that there has been substantial investor interest in their respective businesses, affirming a trend across the sector: Sports creators Dude Perfect raised $100 million in an investment round last year, and MrBeast is seeking to raise $200 million at a $5 billion valuation for his business.

"I think everyone has come to recognize that our creators are truly next-gen media companies," says Brian Albert, a senior YouTube's sales executive. "They're writers, they're producers, they're directors, all wrapped in one."

"YouTube CEO Neal Mohan said that creators are the startups of Hollywood, and today, a lot of these startups are starting to look more and more like studios," said Samir Chaudry on stage, as marketers from companies like Uber and Shopify nodded along.

And increasingly, just as in traditional Hollywood, these studios are beginning to flourish outside of the Los Angeles metropolitan area.

TRAINING FUTURE CONTENT CREATORS



Fast-track to paying jobs in the industry within a year

Super Studio is dedicated to strengthening the local community by investing in advanced training programs for high-school and college students. Designed by experienced industry experts, each curriculum targets specific areas of expertise to ensure students receive focused, practical instruction in the shortest time possible.

The program emphasizes real-world experience, preparing students to start as production assistants—a role that offers a strong foundation, competitive salary, and the best path for career advancement within film, television, content production, experiential, games and live shows. This hands-on approach creates a steady pipeline of highly skilled crew members, ready to contribute to both the studio's success and the broader industry.

The curriculum will include basic AI prompting and management, as all aspects of production will be optimized by its integration.

SALARY AVERAGES
PRODUCTION ASSISTANT: $ 31k to $43k p/y. SOUND MAN : $50-70k p/y. CAMERA MAN: 50-60K p/y


Super
School

PROGAMS	1st Year	2nd Year
PRODUCTION	PA COORDINATOR	UPM
CINEMATOGRAPHY	GRIP CAMERA ELECTRIC	DIRECTOR OF PHOTOGRAPHY
ART DIRECTION	SET CONSTRUCTION SET PAINTING PROPS	SET DESIGN
SCRIPT SUPERVISING	SCRIPT BASICS	SUPERVISING
WARDROBE	WARDB ASSISTANT	WARDB DESIGN
MAKE UP & HAIR	MAKEUP ASSISTANT	MAKEUP DESIGN
VFXS	ASSITANT VFXS	VFXS DESIGN
SOUND	BOOM OPERATOR	SOUND RECORDING
DIT - VIDEO	VIDEO ASSISTANT	DIT
POST PRODUCTION	ASSISTANT EDITING ONLINE	COLOR CORRECTION 3D CGI



PRESS



LOCAL NEWS

A mini Hollywood in Texas? This DFW city is building a 72-acre studio development

LINK: https://www.wfaa.com/article/news/local/mini-hollywood-texas-mansfield-building-72-acre-studio-development/287-0c01ff28-70e7-4ba6-b9ce-3513eaaf6730

The project, which has a starting cost of $70 million dollars, will have "clusters" with sound stages and mill spaces, hotels, restaurants, coffee shops and retail.

Author: Adriana De Alba
Published: 11:32 PM CDT March 12, 2023
Updated: 11:32 PM CDT March 12, 2023










MANSFIELD, Texas —
Along a dry patch of empty land, Mansfield Mayor Michael Evans sees the potential for new growth.

"We're in the garden spot of Texas," Evans said as he stood in the middle of 72 acres of undeveloped land along South 7th Street and Easy Drive.

The Dallas Morning News

Why filmmaker Angel Gracia wants to bring a slice of Hollywood to a North Texas town

His proposed 72-acre development would bring a "mini city" capable of producing big-budget shows for streaming services.

By Mitchell Parton
Residential Real Estate Reporter

LINK: https://www.dallasnews.com/business/real-estate/2023/02/20/why-filmmaker-angel-gracia-wants-to-bring-a-slice-of-hollywood-to-mansfield/

Feb. 20, 2023 | Published 6:00 a.m. | 7 min. read



A rendering of the proposed Super Studios production facility in Mansfield. (Roberto James Montoya/Extreme Gr)

Angel Gracia knows a good film studio when he sees one.

Having worked in the industry for decades, the filmmaker, producer and director has experienced a lot of boring, cold or inefficient studios and soundstages.

DALLAS BUSINESS JOURNAL

LINK: https://www.bizjournals.com/dallas/news/2023/03/13/hollywood-dfw.html

Commercial Real Estate

A mini Hollywood in Texas? This DFW city is building a 72-acre studio development

By Adriana De Alba, WFAA-TV
Mar 13, 2023

IN THIS ARTICLE

CRE Developers
Topic

Michael Evans
Person

Angel Gracia
Person

Listen to this article 2 min

This story is available as part of a content partnership with WFAA-TV. For more local news, visit WFAA.com.

Along a dry patch of empty land, Mansfield Mayor Michael Evans sees the potential for new growth.

"We're in the garden spot of Texas," Evans said as he stood in the middle of 72 acres of undeveloped land along South 7th Street and Easy Drive.

That's where the city will break ground on Mansfield Super Studios beginning 2023.




NATIONWIDE CONSTRUCTION
DESIGN - BUILD - SUPERVISION





LINK: https://nationwideconstruction.com/


Tony Meehan, General Contractor
FULL-SERVICE DESIGN TEAM
EXCAVATION AND DIRTWORK
STEEL FABRICATION/WELDING SHOP


NATIONWIDE CONSTRUCTION
DESIGN - BUILD - SUPERVISION
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Our partners, Nation Wide Construction, located just a few blocks from our site, offer first-class commercial and industrial design-build construction services. With 30 years of experience across the United States, they have established a strong relationship with the city of Mansfield, having completed several projects together.


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TEAM



Angel Gracia, CEO

Angel is an award-winning director and producer, member of the Academy of Motion Pictures, with a career across film, television, and advertising. A former partner and director at Ridley Scott & Associates (RSA), Angel is now the co-founder of Creative Tank. He produced and directed "How The Gringo Stole Xmas" (2023) starring George Lopez and produced "King of Killers" (2022) starring Frank Grillo and Stephen Dorff, both for Lionsgate. Angel's debut feature From Prada to Nada earned multiple Alma and Imagen Awards, and his commercial work for Fortune 500 brands has featured top talent like Penelope Cruz and Shaquille O'Neal, winning accolades including several Cannes Lions. His career started with a Student Academy Award and an Emmy for Madonna's True Blue music video. Super Studios is Angel's brainchild, designed to solve common challenges faced on sound stages and shaped to satisfy the needs of industry experts.



Romy Peniche, Creative Director

Romy is a versatile writer, producer, and director with a strong background in film, TV, and content creation. In 2025, she co-wrote, produced, and co-directed the series The Escort I Met In Paris for Crazy Maple Studios and produced/co-starred in the 2024 Lionsgate film How The Gringo Stole Christmas starring George Lopez. Romy holds a Graphic Design degree from Anahuac University and began her career at Televisa, leading creative departments and crafting campaigns for major brands like Coca-Cola and Coors Light through agencies such as Leo Burnett and Ogilvy. Moving to Los Angeles, she joined Ridley Scott & Associates' "La Division" as an Art Director. She also served as associate producer on King of Killers (2022) and played a key role in How The Gringo Stole Xmas, managing casting, marketing strategies, and post-production supervision.



Sandra Avila, Strategic Advisor

Sandra Avila is a seasoned entertainment executive with over 25 years of experience and deep-rooted industry relationships across Hollywood. She is currently a Partner at Inclusion, a management company where she has worked with over 500 buyers to champion diverse content across film, TV, and digital platforms. Previously, she founded Avila Entertainment and served as Head of Development at Maya Entertainment, where she oversaw projects like Taco Shop, Harlem Hostel, and One Hot Summer for Lifetime. Her producing credits include Endgame (HBO/AMC) and Table Manners, directed by Angel Gracia. Sandra began her career at Showtime Networks, contributing to acclaimed series such as Dexter, Queer as Folk, and Resurrection Blvd., and leading the Latino Filmmaker Showcase. She holds a BA from St. Mary's University and a JD from Loyola Law School, and was named one of the 'Influential Latinos in Media' Class of 2025.



Christina Hirigoyen, Sales

Christina is a seasoned sales and operations executive with over 20 years of experience in the media and entertainment industry, specializing in business development, content partnerships, and client relations. At BLT Studios, she spearheaded strategic initiatives that led to a 40% sales increase and enhanced operational performance, solidifying the studio's reputation among top-tier productions. Her career includes leadership roles at Maya Entertainment, First Look Home Entertainment, and Warner Music Latina, where she consistently drove revenue growth and expanded market share through innovative sales strategies. With a strong command of the entertainment ecosystem—from film and TV to music and live events—she excels at executing complex deals and aligning business goals with creative vision.



Richard Judson, CFO

Richard is the financial strategist behind the studio's infrastructure, with a diverse background in finance, real estate, and business operations. Currently CFO of Creative Tank Inc. and a partner at Concrete Vision design group, Richard also operates as a commercial real estate financier and agent, known for closing complex, high-return deals with a focus on debt structuring. A University of New Orleans graduate in finance, he began his career trading commodities with Continental Grain before shifting to California, where he built a broad portfolio that includes mortgage and real estate brokerage, bond trading, and advisory roles in industries from auto dealerships to agricultural co-ops. Richard also specializes in optimizing back-office systems to boost business profitability.



Octavio Marin, Development & Consultant

Octavio is a seasoned film executive and producer with over two decades of experience in production, operations, and talent development. Currently VP of Production & Operations at Santa Fe Studios and SF Film Services, he offers top-tier production infrastructure and services, and recently served as Associate Producer on the feature 2Hearts. He previously led business development for Visualnet, the global film production resource, and spent over a decade at NALIP, where he produced acclaimed programs like the Latino Producers Academy™ and Latino Writers Lab™. His production credits include How the Garcia Girls Spent Their Summer (Sundance Official Selection) and America 101, and he has held key roles at Caldera/De Fanti Entertainment. Octavio also brings unique leadership experience from the hospitality and tourism sectors, including roles at Club Med and Six Flags Mexico.



TEAM



Tony Meehan, General Contractor

Tony began his illustrious 40+ year construction career in Ireland while attending a construction trade school in 1973. After 4 years of training, he left home to start his career as a project manager for a construction company in New York. By 1982, Tony had moved on to further his career as a home builder. After 3 years, his true passion for commercial construction led him to the formation of Nationwide Construction. Since the company's inception in 1985, Nationwide Construction has successfully completed thousands of projects, and under Tony's vision and leadership, the company has grown to become one of the most highly respected commercial construction companies in the Southwest.



Jake Sarfaty, Technical Consultant

Jake is a highly experienced chief lighting technician (gaffer) with 30 years in Hollywood, working across all major studios and production scales—from large soundstages to complex location shoots. Renowned for his technical skill, creative lighting solutions, and calm leadership, Jake has contributed to high-profile projects for Warner Bros., Paramount, Netflix, HBO, and Universal. His expertise ranges from rigging massive night scenes and coordinating LED volume lighting to managing power distribution on challenging remote sets. Trusted by top cinematographers and directors, Jake blends practical electrical mastery with a strong artistic sensibility to enhance storytelling through light.



Gina McLean, Design Consultant

Gina joined our company in 2006 and brings 12 years of invaluable construction knowledge to our Design Department. Her main focus is on client design meetings, coordination with owners, architects and engineering; code analysis, ADA compliance and city permitting. Gina's past experience includes project management, infrastructure design, tenant relocation and modification for major international airports.





Guillermo Basalo, Sales

Seasoned business development executive with 20+ years of experience driving aviation and defense sales across Latin America and Turkey, with a specialization in international government sales within the aeronautical industry. As founder of Helinautica C.A., Guillermo has led the negotiation and execution of government and commercial contracts in the aerospace and naval sectors—partnering with global OEMs such as Kaman Aerospace, Enstrom Helicopters, FLIR, ISolair, Simplex, HAL, Baykar Defense, and Dearsan Shipyards. With deep expertise in international procurement, market entry strategies, and long-term government partnerships, Guillermo brings strategic insight and operational execution to high-stakes ventures..



Carlos Menendez, Set Designer

Carlos is a seasoned production designer and licensed architect whose work bridges high-level architectural design and cinematic visual storytelling. A graduate of the University of Texas at Austin, Carlos trained under legendary architects Natalie de Blois and Charles Moore before launching his architecture career at Kohn Pedersen Fox Associates in New York, contributing to landmark projects like ABC's Corporate HQ and Mellon Bank Tower. Transitioning to film in the early 1990s, Carlos has since designed for a wide range of acclaimed productions including Law & Order: Organized Crime, The Equalizer, Step Up Revolution 3D, Rob the Mob, and Breed of Greed. His credits also include major films such as The Dictator, Miami Vice, Any Given Sunday, and Bad Boys.



REVENUE SOURCES

BUSINESS MODEL

Super Studios generates revenue from two main sources: external rentals and internal productions. EXTERNAL revenue comes from servicing outside productions, while INTERNAL revenue is generated from our own productions created in partnership with our production company and collaborators. In both cases, common services income is generated from each production.

EXTERNAL
RENTALS
No IP Ownership
TV SERIES
Big Series
Small Series
MOVIES
Big Series
Small Series
LIVE SHOWS
Talk Shows
Game Shows
Concerts
AI SHOWS
E-Games
Virtual-Shows
COMMON
SERVICES
STUDIO: SOUND STAGES
Stage Rental
Grip & Electric Rental (markup)
Offices Rentals
Power, Data, Ancillary Rentals
STUDIO: POST-PRODUCTION
Editing Offline & Online Video
Editing Offline & Online Sound
Processing & Finishing Video &Sound
Distribution
MIXED USE: HOTEL
Rooms
Services
Amenities
MIXED-USE: RESIDENTIAL
Condos
Amenities
Services
MIXED-USE: FOOD
Studio
Restaurants & Bars
MIXED-USE: ANCILLARY
Cinema
Clubs
INTERNAL
RENTALS
Studio Owns IP %
TV SERIES
Big Series
Small Series
MOVIES
Big Series
Small Series
LIVE SHOWS
Talk Shows
Game Shows
Concerts
AI SHOWS
E-Games
Virtual-Shows



REVENUE SOURCES


$1,000,000
$750,000
$500,000
$250,000
$0
TV Series
Estabilished TV Series
Movie
Big Movie
Live Show
E Games
Experiential Shows
Monthly Income Lease
Gross Monthly Income
Monthly Gross Equipment Rental
Gross Catering Income
Gross Electrical Income
Ancillary Income



SAMPLE LEASE SOURCES CHART

This chart illustrates probable revenue scenarios from some of our main types of clients.

LEASE TYPE	Average Term Months	Employees	Working Week Length	Daily Visitors	Monthly Income Lease	Monthly Gross Equipment Rental	Gross Catering Income	Gross Electrical Income	Ancillary Incom e	Gross Monthly Income	Gross Annual Income	Gross Income
TV Series	12	250	6	10	$300,000	$30,000	$240,000	$43,200	$31,500	$644,700	$7,736,400	$7,736,400
Estabilished TV Series	36	300	6	10	$300,000	$30,000	$288,000	$43,200	$37,500	$698,700	$8,384,400	$25,153,200
Movie	3	250	6	10	$300,000	$30,000	$240,000	$43,200	$31,500	$644,700	$7,736,400	$1,934,100
Big Movie	6	300	7	10	$300,000	$30,000	$336,000	$50,400	$43,750	$760,150	$4,560,900	$4,560,900
Live Show	3	250	5	150	$300,000	$40,000	$200,000	$36,000	$43,750	$619,750	$1,859,250	$1,859,250
E Games	3	200	5	300	$300,000	$40,000	$160,000	$36,000	$57,500	$593,500	$1,780,500	$1,780,500
Experiential Shows	3	200	7	1000	$300,000	$40,000	$224,000	$50,400	$203,000	$817,400	$2,452,200	$2,452,200



Super Studios USA is the owner of 24.5 acres of land located at 561 and 563 Easy Drive, as well as 401 Hanks Street, in Mansfield, Texas.

This land will be developed into two 36,000-square-foot twin soundstages including 2x 18,000-square-foot soundstages each. Each twin soundstage will include 45,000 square feet of attached office space per twin set, built across three stories, with a total height of 45 feet.

The first phase will also include a mill shop, where sets are fabricated, and previously built sets are stored. This building will total approximately 50,000 square feet—10,000 square feet per 18,000-square-foot stage, plus an additional 10,000 square feet for storage.

Each soundstage twin-set will rent for $48 to $60 per square foot. Due to the nature of studio operations, electricity, equipment rentals, and other production services will be managed and offered directly by the studio on an à la carte basis, with an average markup of 30% to production companies.

While studio rentals and services may appear costly, filming in a controlled studio environment offers significant financial advantages over location shooting. It provides enhanced production control, higher efficiency, and the ability to deliver a superior viewer experience—at a fraction of the time and cost required for shooting outdoors or on location.

We have assembled an experienced team of industry executives who are well-positioned to secure studio leases upon city approval of construction. Our general contractor is Nationwide Construction, a well-established and reputable firm based in Mansfield, TX.

Super Studios USA LLC also holds an option to acquire an adjacent parcel for $1. This parcel will accommodate two additional twin set of soundstages.

Phase 1	
Studio Clusters 1 and 2	**$65,113,055**
Hotel	$41,583,900
20 Townhomes	$5,520,000
40 SFR Luxury	$16,100,000
Solar	$5,445,000
Total Phase 1 Construction Cost	$133,761,955
Phase 2	**Construction Costs**
Engineering	$25,000,000
Studio Clusters 3 and 4	$65,113,055
Complex N/E	$102,696,000
Complex N/W	$117,900,000
Complex S/E	$147,552,000
Complex S/W	$142,176,000
Trade School	$21,400,000
Total Phase 2 Construction Cost	$621,837,055

	Construction Cost	Property Sales	Retained Property	Entire Value
Phase 1	$133,761,955	$47,000,000	$303,916,309	$350,916,309
Phase 2	$621,837,055	$418,296,667	$762,676,309	$1,180,972,975
Entire Project	$755,599,011	$465,296,667	$1,066,592,617	$1,531,889,284



There will also be residential, hospitality, office, retail, and multifamily components integrated into the property. The entire development has been thoughtfully designed with the logistical needs of film and TV producers in mind—to ensure smooth, seamless, and successful productions, as well as for the enjoyment of regular Texans and local residents alike.

Having all these amenities in one centralized location ensures that cast and crew working demanding 12-hour days have immediate access to everything they need, maximizing productivity on set.

On the initial 24.5 acres west of 7th Street, we will develop a 40-unit townhouse-style single-family residential offering, along with a community clubhouse accessible to the entire 75-acre development. The clubhouse will include a conference room for meetings, as well as a four-star hotel with a restaurant and bar, offering both traditional rooms and larger extended-stay suites.

On the adjacent 47.4 acres, the plan includes over 750 luxury SFR condo units, a trade school, additional smaller studio production spaces, 60,000 square feet of office space, at least 45,000 square feet of restaurant space within the retail area, a movie theater, and a grocery store.

Studio Income Statement 4 Clusters Stabilized					
Income	Year 1	Year 2	Year 3	Year 4	Year 5
Annual Lease Income	$23,351,520	$24,052,066	$24,773,628	$25,516,836	$26,282,341
Value Added Service Income	$24,379,680	$25,111,070	$25,864,403	$26,640,335	$27,439,545
Total Income	$47,731,200	$49,163,136	$50,638,030	$52,157,171	$53,721,886
COGS	$7,420,500	$7,643,115	$7,872,408	$8,108,581	$8,351,838
Net Operating Income	$40,310,700	$41,520,021	$42,765,622	$44,048,590	$45,370,048
Operating Expenses	$5,770,000	$5,943,100	$6,121,393	$6,305,035	$6,494,186
EBIDTA	$34,540,700	$35,576,921	$36,644,229	$37,743,555	$38,875,862
Annual Interest	$3,260,400	$6,437,362	$5,705,104	$2,957,488	$0
Depreciation	$3,921,427	$4,039,070	$4,160,242	$4,285,049	$4,413,600
Net Income Before Taxes	$27,358,873	$25,100,489	$26,778,882	$30,501,019	$34,462,262

Mixed Use Stabilized Rents	Year 1	Year 2	Year 3	Year 4	year 5
Annual Lease Income	$13,958,743	$14,377,505	$14,808,830	$15,253,095	$15,710,688
Operating Expenses	$1,395,874	$1,437,751	$1,480,883	$1,525,310	$1,571,069
Net Operating Income	$12,562,869	$12,939,755	$13,327,947	$13,727,786	$14,139,619
Annual Interest	0	0	0	0	0
Depreciation*	$6,086,498	$6,086,498	$6,086,498	$6,086,498	$6,086,498
Net Income Before Taxes	$6,476,370	$6,853,256	$7,058,854	$7,270,620	$7,488,738

Food Service Operations Projected Income	Year 1
Theater Gross Box Office Revenues	$7,260,624
COGS Theater Box Office Revenues	$3,630,312
Net Theater Box Office Revenues	$3,630,312
Food Service Aggregated Operations Income	$41,339,164
COGS Food Service	$10,208,104
Gross Profit Food Service	$31,131,060
Operating Expenses	$19,322,410
Net Income Food Service	$11,808,650

Notes:

Illustrates Income After Construction of All Mixed-Use Buildings and Sale of Condos

The sale of the SFR Properties will be used to retire debt, we are projecting a $38,000,000 total Gain on Sales of the SFRs in Phase 1 which will be used to retire debt

Depreciation is a noncash expense. Depreciation is impacted by the holding period of residential condominiums. The depreciation will represent additional cash on hand.

Build Out of Mixed Use will also be phased over 4 years

The $423,000,000 estimated total gain on sales from the condos will go toward the retirement of debt. This will come from the sale of SFR Condo properties as the mixed-use buildings are built.

There will be a $63,000,000 Net Gain on Sales of SFR Condos not shown in these income statements

Amortization is affected by the sales cycle of condominiums.



DISCLAIMER

This presentation is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. Any investment in the offering must be made solely through the official offering platform in compliance with Regulation Crowdfunding (Reg CF).

Investing in startups and real estate developments is inherently risky, speculative, and illiquid. You should not invest unless you are prepared to lose the entire amount of your investment.

No assurances or guarantees are made regarding the performance, returns, or future success of the project. Any forward-looking statements, projections, or illustrative scenarios are based on assumptions that may not materialize. Actual results may differ materially.

This offering has not been reviewed or approved by the Securities and Exchange Commission (SEC) or any other federal or state securities commission or regulatory authority. Investors must rely on their own due diligence and consult their financial, tax, and legal advisors before investing.



STAGE
2
Thank You!
SUPER
Studios
STAGE
*Actual 3D Rendering of the Studio's exterior backlot
CONTACT:
Sandra Avila, Strategic Advisor.
SandraA@superstudiosusa.com
Richard Judson, CFO.
Richardj@superstudiosusa.com

SUPER STUDIOS USA – VIDEO – 3:35 – TRANSCRIPT

NARRATOR:

Super Studios is a groundbreaking real estate development in Mansfield, Texas in the Dallas-Fort Worth Metroplex, centered on a cutting-edge film and TV studio, surrounded by a vibrant creative community, mixing 70% of mixed use including housing, dining, retail, offices, movie theaters, and a trade school, and 30% studio facilities powered by AI and anchored by a high-performance data center. It's the first fully integrated complex of its kind combining production and lifestyle in a unified ecosystem with a diversified business model that mitigates investment risk through vertical and horizontal integration.

ANGEL GRACIA:

Every time you binge watch a show on a weekend, 12 episodes back to back, you just witnessed 250 people working in the soundstage for six months round the clock. The reason for the soundstage is everything needs to be in a place that is accessible and efficient, so the studio is designed to where you can quickly switch the sets around between the two sides of the stages and the mill shop behind it, and the entire organization is designed to be efficient at modifying sets on moment's notice.

If the studio is hosting two productions, for example, each with an average of 250 people working, that's 500 people on site, consuming our products from the studio, staying in our condos, our hotel, dining at our restaurants, or holding off-the-clock meetings at the coffee shop, or just a whining at the bar after a typical 12-hour day working on the stage.

NARRATOR:

The studio complex will be also open to the general public, with every space designed around showbiz themes.

ANGEL GRACIA:

There is the tech aspect of it that also runs all of the operations of all of the components in the studio, also creates its own business for rent for other clients.

NARRATOR:

The studio's clients include every tenant, resident, and visitor within the complex.

ANGEL GRACIA:

What if the shops around the studio were ready to shoot? The coffee shop, the bar, the hotel lobby, even the townhouses are ready to shoot.

NARRATOR:

The surrounding buildings will be designed to function as both real and film-ready locations.

SUPER STUDIOS USA – VIDEO – 3:35 – TRANSCRIPT

ANGEL GRACIA:

And now, thanks to AI, you are able to reproduce backgrounds easier than before. So the more AI grows, the more it helps as a special effects component to recreate backgrounds inside the studio to make the studio experience more efficient.

NAARRATOR:

The studio will feature its own trade school, built to train students for real jobs on real sets, from production assistants to every department.

ANGEL GRACIA:

Bring people from the trade school to start doing short films and content in the studios to practice their craft and build up the experience to work in the bigger shows.

Hollywood is dying, Hollywood this, Hollywood is decentralized. So this is a studio also for text stories. Anyone who has a great story to tell can come and create a show. And that includes talk shows, game shows, influencers, content. Even Mr. Beast had to move to a warehouse where he can actually bring together all the crews and teams and stories and create more content in one controlled environment.

Bots will replace actors and musicians. Seriously, I doubt it. Kids are already tired of swiping them out of the way, you know, because they immediately detect fake. You cannot watch cartoon characters all day. You're gonna get tired and sometimes you're gonna watch a real person.

NARRATOR: Super Studios USA, a creative, scalable, AI driven, production ready ecosystem designed by filmmakers for the future of storytelling. From Hollywood insiders to Texans and the rest of the country.

SUPER STUDIOS USA – VIDEO – 3:35 – TRANSCRIPT

NARRATOR:

Super Studios is a groundbreaking real estate development in Mansfield, Texas in the Dallas-Fort Worth Metroplex, centered on a cutting-edge film and TV studio, surrounded by a vibrant creative community, mixing 70% of mixed use including housing, dining, retail, offices, movie theaters, and a trade school, and 30% studio facilities powered by AI and anchored by a high-performance data center. It's the first fully integrated complex of its kind combining production and lifestyle in a unified ecosystem with a diversified business model that mitigates investment risk through vertical and horizontal integration.

ANGEL GRACIA:

Every time you binge watch a show on a weekend, 12 episodes back to back, you just witnessed 250 people working in the soundstage for six months round the clock. The reason for the soundstage is everything needs to be in a place that is accessible and efficient, so the studio is designed to where you can quickly switch the sets around between the two sides of the stages and the mill shop behind it, and the entire organization is designed to be efficient at modifying sets on moment's notice.

SANDRA AVILA

As a producer, as someone who's worked in several studio lots, we feel we know what people need, right? We want everything to operate well, we want to have trained people there to really execute at a professional level, and then if you can just walk over to your hotel or your condo and get the rest that you need and be able to start fresh the next day, I think ultimately that's what we're all looking for.

ANGEL GRACIA

If the studio is hosting two productions, for example, each with an average of 250 people working, that's 500 people on site, consuming our products from the studio, staying in our condos, our hotel, dining at our restaurants, or holding off-the-clock meetings at the coffee shop, or just a whining at the bar after a typical 12-hour day working on the stage.

ANGEL GRACIA:

There is the tech aspect of it that also runs all of the operations of all of the components in the studio, also creates its own business for rent for other clients.

NARRATOR:

The studio's clients include every tenant, resident, and visitor within the complex.

ANGEL GRACIA:

SUPER STUDIOS USA – VIDEO – 3:35 – TRANSCRIPT

What if the shops around the studio were ready to shoot? The coffee shop, the bar, the hotel lobby, even the townhouses are ready to shoot.

NARRATOR:

The surrounding buildings will be designed to function as both real and film-ready locations.

ANGEL GRACIA:

And now, thanks to AI, you are able to reproduce backgrounds easier than before. So the more AI grows, the more it helps as a special effects component to recreate backgrounds inside the studio to make the studio experience more efficient.

SANDRA AVILA

So as a Texas native, what I'm most excited about was the opportunity to create jobs for young individuals that actually wanted to work in this field.

NARRATOR:

The studio will feature its own trade school, built to train students for real jobs on real sets, from production assistants to every department.

ANGEL GRACIA:

Bring people from the trade school to start doing short films and content in the studios to practice their craft and build up the experience to work in the bigger shows.

Hollywood is dying, Hollywood this, Hollywood is decentralized. So this is a studio also for text stories. Anyone who has a great story to tell can come and create a show. And that includes talk shows, game shows, influencers, content. Even Mr. Beast had to move to a warehouse where he can actually bring together all the crews and teams and stories and create more content in one controlled environment.

SANDRA AVILA

One of the more exciting things is that Texas passed tax incentives to increase the amount of money that producers can get back when they shoot here in the state.

ANGEL GRACIA

Bots will replace actors and musicians. Seriously, I doubt it. Kids are already tired of swiping them out of the way, you know, because they immediately detect fake. You cannot watch cartoon characters all day. You're gonna get tired and sometimes you're gonna watch a real person.

SUPER STUDIOS USA – VIDEO – 3:35 – TRANSCRIPT

SANDRA AVILA

It's never been a more exciting time to shoot in a Lone Star State.

NARRATOR:

Super Studios USA, a creative, scalable, AI driven, production ready ecosystem designed by filmmakers for the future of storytelling. From Hollywood insiders to Texans and the rest of the country.

SUPER STUDIOS USA – VIDEO – 3:35 – TRANSCRIPT

NARRATOR:

The studio complex will be also open to the general public, with every space designed around showbiz themes.

SUPER STUDIOS USA – VERTICAL VIDEO – 1:00 – TRANSCRIPT

ANGEL GRACIA:

And that is the Greenlight for Super Studios USA. Thank you to the city of Mansfield, Texas and our investor number one Guillermo Vasallo.

And here we are approaching Super Studios with my partner Richard Jotson and super pilot Michael Dixon on our first landing ever in the property.

We're in the middle of phase one of the project where we have four sound stages with attached offices and a mill shop behind.

And on the other side of the fence, 50 more acres with six sound stages, mixed use retail stores, restaurants, bars, a cinema, condos, you name it.

And by the water tower we will have a really cool hotel with a clubhouse and 40 townhouses. And the trade school.

Kids, listen to me. The ideal trade school that is going to teach you how to go straight to work.

Please take me to the airport.

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Super Studios USA LLC
4912 Kendlewood Avenue, McAllen, TX 78501

Ladies and Gentlemen:

The undersigned understands that Super Studios USA LLC, a Limited Liability Company organized under the laws of Texas (the "Company"), is offering up to $2,000,000.00 of Class A LLC/Membership Interests (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated September 22, 2025 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 12:00 a.m. New York time on May 8, 2026, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The Company shall deliver certificates representing the Securities to the undersigned at the Closing bearing an appropriate legend referring to the fact that the Securities were sold in reliance upon an exemption from registration under the Securities Act.] [The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by Equitytrack (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any, and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Jumpstart Mico Inc. D/B/A Issuance Express, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Jumpstart Mico Inc. D/B/A Issuance Express or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Jumpstart Mico Inc. D/B/A Issuance Express nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Jumpstart Mico Inc. D/B/A Issuance Express nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of

Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	4912 Kendlewood Avenue, McAllen, TX 78501 E-mail: richardj@superstudiosusa.com Attention: CEO
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____________________ Name:

PURCHASER (if an entity):
_____________________ Legal Name of Entity By_____________________ Name: Title:

State/Country of Domicile or Formation: ___________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Super Studios USA LLC
By_____________________ Name: Title:

issuance® express

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Invest in SuperStudios

A vertically integrated studio complex development, designed as a complete ecosystem for the production community — combining sound stages, production and post-production facilities, with mixed-use camera-ready housing, hotels, restaurants, bars, cinemas, and an adjacent trade school.



View Form C
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Invest in Super Studios



$0.50 per share
$500 min. investment
$10k min. offering
$2M max. offering
Deadline 5/31/2026



Invest in Super Studios USA
Total Invested:
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Offering Terms
Class A Membership Interests Under Reg CF
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Opportunity

Market

Traction & Story

Competitive Advantage

Founders

Revenue Model

Financials & Details

Investor Perks

Updates

Discussion

Opportunity

We are offering individuals an opportunity to invest.

Super Studios USA is a company that will provide everything necessary to produce a high end, quality, film or television production in one location. This means that a production company can now conceive, finance, plan, shoot, edit, store and distribute a film or television production in one place that has excellent cost advantages and flexible labor structure, all of this and it's still located in the US. We will provide our production company clients with the most bang for their buck once our facilities are built.

Why invest in this company?

- This a ground floor level investment in both real estate development (70%) and a media company (30%) combined.
- This is a strategic offering in a company that will be both an owner and an operator of multiple other exponential investments in intellectual property, media production, equipment rental, clean electricity generation, food services and real estate.
- There will be the profits associated with vertically integrated products due to the unique structure of this investment that are not usually found in other investments.





Rendering of facilities

Market

Our Market – Where Big Stories Begin

The world of movies, TV shows, and streaming is a large industry globally. We're talking about Netflix, HBO, Disney, Amazon, and the teams behind your favorite series and films. These companies spend millions creating shows and movies—and they're always looking for ways to make them faster, better, and cheaper.

Our target market is made up of top-tier productions—the big shows and movies that get people talking and watching. And that's where we come in.

The Problem – Making Great Shows is Hard.

Creating a hit show or movie isn't just about cameras and actors. It takes hundreds of people, thousands of pieces of gear, and a lot of moving parts. Things go wrong. Budgets explode. Time gets wasted.

If even one thing breaks down—lighting, weather, people—it can delay everything and cost millions. That's why so many shows run late, go over budget, or never finish at all.

In this business, the team that can stay organized, move fast, and keep control wins. And a good-looking final product? That's the difference between a box office hit and a total flop.

Our Solution – A Smarter Studio for a Smarter Industry

We're building something new—a next-generation film and TV studio campus where everything is designed for speed, control, and comfort.

Imagine a place where every part of production—sound stages, equipment, crew spaces, editing, food, and rest—is within walking distance. No long drives. No wasted time. Just smooth, professional work.

We're also designing it so crews feel happy and taken care of. That means things like on-site housing, food, places to relax, and everything else people need to stay focused and do great work.

By bringing all the pieces together in one place, we're helping production teams make shows faster, cheaper, and better—without cutting corners. That means less risk, more money saved, and bigger profits before a single episode even airs.



Rendering of facilities

Traction

Our Progress So Far

Our Company owns 24.5 acres of prime industrial land in Mansfield Texas. This land was appraised in February of 2025 at $5,750,000. The city government is 100 percent behind our project.

We also have an option to purchase an adjacent parcel of land that is about 48 acres and will compromise the second section of the land. We believe that the land is worth $12,000,000, and that our option is worth $12,000,000.

We are working with Nationwide Construction to build the first 2 clusters of sound stages. The blueprints should be ready for submission to the city in early November 2025.

We should have permits in place for construction in March of 2026, and we should be able to break ground in or around May of 2026. (Please note: these forward-looking statements are based on the expectations of the management team, and may be subject to change depending on future developments. All investors should consult the Form C for a full explanation of forward-looking statements and the risks associated with investing.)


EASY DRIVE
Mill Shop
403' x 100' x 24'
FIRE

Prospective site plans for the Mansfield TX facility

$5,750,000

Appraised value of land (as of 2/2025)

Competitive Advantage

What Makes Super Studios Mansfield Special?

Super Studios Mansfield is built with one big goal: make it easier, faster, and cheaper to create amazing movies and shows.

Most places make you move all over the city to get things done—one place for sound, another for editing, and another for sets. Not here. We're building a one-of-a-kind studio campus where everything a producer needs is in one spot.

Built by Producers, for Producers.

We're not guessing what film crews need—we've lived it. Every detail of our studio is being designed by real producers, which means we're thinking about what actually saves time and money during setup, filming, and teardown.

- Smart soundstages with pre-wired overhead grids, so lighting and power setups take minutes, not hours.
- On-site editing and ADR (voiceover) rooms, just steps from where filming happens.
- A full construction mill close to the stages, so custom sets are built and changed quickly.
- Enough power for even the most creative director's vision.



abc NEWS

LOCAL NEWS

A mini Hollywood in Texas? This DFW city is building a 72-acre studio development

https://www.wfaa.com/article/news/local/mini-hollywood-texas-mansfield-building-72-acre-studio-development/287-0c01ff28-70e7-4ba6-b9ce-3513eaaf6730

The project, which has a starting cost of $70 million dollars, will have "clusters" with sound stages and mill spaces, hotels, restaurants, coffee shops and retail.

Author: Adriana De Alba
Published: 11:32 PM CDT March 12, 2023
Updated: 11:32 PM CDT March 12, 2023

MANSFIELD, Texas —
Along a dry patch of empty land, Mansfield Mayor Michael Evans sees the potential for new growth.

"We're in the garden spot of Texas," Evans said as he stood in the middle of 72 acres of undeveloped land along South 7th Street and Easy Drive.

The Dallas Morning News

BUSINESS › REAL ESTATE

Why filmmaker Angel Gracia wants to bring a slice of Hollywood to a North Texas town

His proposed 72-acre development would bring a "mini city" capable of producing big-budget shows for streaming services.

https://www.dallasnews.com/business/real-estate/2023/02/20/why-filmmaker-angel-gracia-wants-to-bring-a-slice-of-hollywood-to-mansfield/

By Mitchell Parton
Residential Real Estate Reporter
Feb. 20, 2023 | Published 6:00 a.m. | 7 min. read

A rendering of the proposed Super Studios production facility in Mansfield. (Roberto James Montoya/Extreme Gr)

Angel Gracia knows a good film studio when he sees one.

Having worked in the industry for decades, the filmmaker, producer and director has experienced a lot of boring, cold or inefficient studios and soundstages.

DALLAS BUSINESS JOURNAL

https://www.bizjournals.com/dallas/news/2023/03/13/hollywood-dfw.html

Commercial Real Estate

A mini Hollywood in Texas? This DFW city is building a 72-acre studio development

By Adriana De Alba, WFAA-TV
Mar 13, 2023

IN THIS ARTICLE
CRE Developers
Topic
Michael Evans
Person
Angel Gracia
Person

Listen to this article 2 min

This story is available as part of a content partnership with WFAA-TV. For more local news, visit WFAA.com.

Along a dry patch of empty land, Mansfield Mayor Michael Evans sees the potential for new growth.

"We're in the garden spot of Texas," Evans said as he stood in the middle of 72 acres of undeveloped land along South 7th Street and Easy Drive.

That's where the city will break ground on Mansfield Super Studios beginning 2023.

Caption text for framed content above.

Not Just a Studio – A Smart Village.

We believe happy crews make better movies. So we're adding luxury spacious condominiums and housing, tasty dining, cool hangout spots, and quiet spaces to recharge—all in a lush setting with parks and a planned 5 swimming pools for the sultry Texas days. Everything is within walking distance.

It's more than a soundproof warehouse. It's a place where people will love to live and work.

Why This Matters to Investors

When crews can shoot faster and more smoothly, they spend less money and less time—but get better results. That means our clients can afford to pay a little more to use our studio... and still stay on budget.

And because we've designed every square foot to serve real production needs, our stages will be the first to book—and stay booked.

Founding Team

Our Founding Team

We are a team with a deep expertise in the film and television production space. Many of our team members are heavy users of production studio space, and are quite familiar with the industry's solvable pain points.



Angel Gracia

Chief Executive Officer

Biography +

Richard Judson



Chief Financial Officer



Biography

Sandra Avila

Strategic Advisor

Biography

Romy Peniche

Creative Director

Biography

Octavio Marin

Development & Consultant

Biography

Christina Hirigoyen

Sales

Biography

Tony Meehan

General Contractor

Biography


Gina McLean
Design Consultant
Biography
Guillermo Basalo
Sales
Biography
Jack Safarty
Technical Consultant
Biography
Carlos Menendez
Set Designer
Biography

Revenue Model

How Super Studios USA Makes Money

More than a studio. More than real estate. More than entertainment.

Super Studios USA is built on three powerful industries working together:

1) Film & TV Production
2) Commercial & Residential Real Estate
3) Entertainment, Retail & Lifestyle Districts

By combining these under one brand, we don't just rent space—we create and capture value at every stage of the process.

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could be more than one line.

Caption text for framed content above.

Film & TV Production: A Creative Powerhouse

Our soundstages, post-production suites, and millwork buildings are leased to production companies working on movies, shows, commercials, and more. But we go far beyond just renting space:

- Production services: Set design, editing bays, ADR rooms, costume, and props
- Camera and lighting rentals: Fully equipped with top-tier gear
- Electricity sales: Smart-grid, multiple light fixtures and heavy power for every creative need
- AI-assisted production: Using smart tools to reduce cost and increase speed
- In-house content development: We co-create, co-own, and help finance IP with producers
- Concierge production services: On-demand logistics, security, and VIP handling
- Extras casting and talent onboarding (powered by our local network)

And because we're vertically integrated, we'll also co-own a share of select film and television projects—creating long-term royalty streams and back-end participation.

Real Estate: Residential & Commercial That Works

This isn't just a film campus—it's a live-work-play community.

- Luxury condos and townhomes: Sold to residents who want to live in a vibrant creative district
- Office and commercial spaces: Long-term lease income from businesses supporting the studio and community
- Retail storefronts: Coffee shops, boutiques, hair salons, and more
- Restaurants and cafes: Rented to local chefs and national brands
- Hotel(s): Lodging for cast, crew, and visitors
- Parking structures: Monetized through daily fees, valet, and event-based pricing

This blend of film + real estate means we generate revenue every day, whether a movie is filming or not.

The Entertainment District: Where Community Meets Culture

Our campus doubles as a destination—with year-round activity.

- Cinema & screening rooms: For premieres, events, and community showings
- Live event spaces: Music, comedy, and fan conventions
- Concierge & lifestyle services: Fitness, meditation, private chef access, and more
- Catering & craft services: For both production crews and the public
- Themed experiences and pop-ups: For fans and tourists alike

This makes Super Studios USA more than a location—it becomes a must-visit brand and cultural hub.

Vertically Integrated = More Control, Higher Margins

In most studios, everyone rents from someone else. At Super Studios USA, we own the land, run the stages, develop the real estate, and participate in the content. That means:

- More control over costs
- Faster timelines for productions
- More money stays inside our ecosystem
- And better experiences for everyone involved

We're not just selling square footage—we're selling efficiency, creativity, and community.

Financial Highlights

Refer to our Form C for a full breakdown of financial highlights & projections.

Use of Proceeds

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$700	7.00%	$140,000
Campaign marketing expenses or related reimbursement	50.00%	$5,000	0.00%	$0
Estimated Attorney Fees	0.00%	$0	0.18%	$3,500
Estimated Accountant/Auditor Fees	0.00%	$0	0.13%	$2,500
Purchase of Real Property	0.00%	$0	1.25%	$25,000
Future Wages	0.00%	$0	15.00%	$300,000
Accrued expenses of managers, officers, directors or employees	0.00%	$0	7.50%	$150,000
Repayment of obligations in arrears	0.00%	$0	2.50%	$50,000
General Working Capital	43.00%	$4,300	21.45%	$429,000
Capital Raise	0.00%	$0	15.00%	$300,000
Architectural, Engineering, Design	0.00%	$0	30.00%	$600,000
Total	**100.00%**	**$10,000**	**100.00%**	**$2,000,000**

All investors should review the Form C in its entirety for a full breakdown of the proposed use of proceeds from this raise.

The use of funds from this offering will go toward paying Nationwide Construction, our engineers, designers and other service providers for the design and entitlement of the 24.5 acres of Phase 1 of the development, and towards the preparation of the project for construction loans in a subsequent capital raise.

Investor Risk Disclosures

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

View Risk Disclosures

Investor Perks

Basic description of perks for investors

We plan to offer Super Studios Gear, and early access to investments in select future productions made by the company or the company's clients.


Invest in Super Studios USA
$0.50 per unit
$500 min. investment
Invest until 5/31/2026
View Form C ⟶
View all filings ⟶
Invest Now

Updates & Press

Updates for investors and recent press coverage

Media coverage, press releases, and any relevant updates for prospective or current investors can be found below (if available).

Frequently Asked Questions

Investor frequently asked questions

Frequently asked questions and responses for investors can be found below.


What is Regulation CF?
Who is eligible to invest?
What are the tax implications of making a Reg CF investment?
How was the valuation calculated?
What is the market for these securities? How can I expect to see a return on my investment if I invest in this offering?
What is Issuance Express?

Discussion

Investor questions for the company

Investor questions can be submitted via the Q&A section below, in order to be answered by a representative of the issuer company for this offering.



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